0-21784

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


03020175

Report of Foreign Issuer
pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
MAY 15 2003
WASH. D.C.
155
SECTION

For the 13 May 2003

Cookson Group plc

The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


PROCESSED
MAY 19 2003
THOMSON
FINANCIAL

Form 20-F __X__ Form 40-F _______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________]

SIGNATURE

Cookson Group plc

By: Rachel S. Fell
Rachel Fell
Assistant Company Secretary

Date: 13/5/03







Customers and end-markets

- Fabricators and assemblers of PCBs and semiconductor packages
- Include the world's leading OEMs and EMS providers, serving a wide range of end-markets including computing, telecommunications, semiconductor, automotive, military, medical, consumer and industrial electronics

Key Products

PWB Materials
Laminates
Copper foil

PWB Chemistry
Process chemicals
Imaging solutions
Metallisation and plating chemicals

Assembly Materials
Solder bar and paste
Adhesives
Encapsulants

Equipment
Stencil printers
Liquid dispensers
Wave/reflow soldering machines

Sales by customer location



Asia-Pacific	35%
USA	31%
Continental Europe	23%
Rest of world	6%
United Kingdom	5%

Sales by sector



Chemistry	37%
Assembly Materials	34%
Laminates	16%
Equipment	13%

Customers and end-markets

- The world's iron and steel producers
- Ferrous and non-ferrous foundries
- Glass manufacturers and renewable energy providers
- The cement, petrochemicals, power generation and incineration industries

Key Products

Iron and Steel
Isostatically-pressed products
Slidegate systems
Monolithic and brick linings

Foundry
Linings
Crucibles
Ceramic filters

Glass
Fused-cast blocks
Tin bath blocks
Tempering rolls
Solar crucibles

Industrial Processes
Monolithics
Bricks
Fibres

Sales by customer location



USA	32%
Continental Europe	28%
Rest of world	19%
Asia-Pacific	13%
United Kingdom	8%

Sales by sector



Iron and Steel	67%
Industrial Processes	14%
Glass	11%
Foundry	8%

Customers and end-markets

- Jewellery manufacturers, wholesalers and retailers
- Leading designer jewellers, mass market retailers, high street jewellers, independent craftsmen, goldsmiths and artisans

Key Products

Semi-finished mill goods
sheet, wire, tubing, grain
Findings & components
pins, posts, chain, clasps, beads
Finished goods
earrings, rings, chains, and emblematic jewellery

Sales by customer location



USA	51%
Continental Europe	32%
United Kingdom	15%
Asia-Pacific	2%

All sales data relates to 2002

Divisional Profile



Cookson Electronics is a leading manufacturer and supplier of materials, equipment and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards (PCBs), assemblers of semiconductor packages and the electrical and industrial markets.

With a reputation for quality and customer service, Cookson Electronics delivers integrated process solutions by providing products and services to its customers across their manufacturing processes. The division's global network of businesses is dedicated to meeting the demanding requirements of electronics manufacturers worldwide.

Key facts 5800 employees; over 130 locations; 40% of Group sales (2002)
Business sectors PWB Materials; PWB Chemistry; Assembly Materials; Equipment

For more information visit **www.cooksonelectronics.com**



Cookson Ceramics is the world leader in the supply of advanced flow control refractory products and systems to the iron and steel industry through its Vesuvius business. It is also a leading supplier of refractory lining materials for iron and steel-making and other industrial processes. The division also provides a wide range of specialist ceramic products and refractory linings used in glass-making industries and in ferrous and non-ferrous foundries.

Commitment to customer service, driven by technical innovation in its product range, has been a key factor in the success which Vesuvius has achieved in becoming an international market leader.

Key facts 8600 employees; over 80 locations; 41% of Group sales (2002)
Business sectors Iron and Steel; Foundry; Glass; Industrial Processes

For more information visit **www.vesuvius.com**



Cookson Precious Metals is a leading supplier to the jewellery industry of precious metals which have been fabricated into semi-finished products, findings and components and finished items. The metals used include gold, silver and platinum. The division operates predominantly in the USA and Europe.

The division's success has been based on developing strong relationships with customers which involves close collaboration on new products to meet accelerated jewellery fashion cycles.

Key facts 2300 employees; over 60 locations; 19% of Group sales (2002)
Business sector Jewellery

For more information visit **www.cooksonpreciousmetals.com** and **www.cooksongold.com**

Chairman's Statement



Sir Bryan Nicholson Chairman

"A key priority for 2002 was the strengthening of the Company's balance sheet. The support from shareholders for the rights issue in August and management's continued focus on cash generation initiatives have, together, put the Company on to a firm footing to move forward."

The harsh trading conditions reported to you last year continued throughout 2002 for Cookson's major business. Thus, further cost reductions to reflect reduced trading levels and a heavy emphasis on cash conservation and generation remained top priorities.

The decisive actions taken in these areas are reflected in our results. As a result of these and other actions, the increased operational leverage which has been created will enable the Group to maximize the benefits of improved trading conditions as they arise.

We are appreciative of the backing we received from shareholders during the rights issue last summer. This was a difficult call for everyone. In the event, the combination of the new banking facility negotiated at the end of 2001, the rights issue, disposals and cost reductions, have placed the Group in a position to weather the depressed trading conditions in our major markets, whilst maintaining an operational profile which will push improved trading, when it arrives, through to the bottom line.

Recent trading performance in the Group's major businesses has provided some positive indications, with an upturn in steel markets and other markets stabilized, although there is still much uncertainty as to when and at what pace a sustained recovery will take place in the electronics industry.

Having served as your Chairman for approaching five years, I am retiring at the forthcoming AGM. Richard Haythornthwaite, a non-Executive Director since 1999, is also retiring from the Board at the same time. We thank him most sincerely for his able and committed contribution. The search process for my replacement, and that of Richard Haythornthwaite, is in its final stage.

During my time as your Chairman, the Group has experienced both very good and very bad trading conditions and our results have reflected this. It is a tribute to the quality of the management and our leading market positions that the upturn was maximized and the downturn minimized. Nevertheless, that is little comfort today to shareholders who have seen an extended period of depressed share prices for ourselves and others in a similar situation. What I can assure you is that your Board and the management are absolutely committed to taking whatever actions are necessary to restore shareholder value.

I would like to conclude by paying a particular tribute to all our people, management and staff alike. They have responded with professionalism and vigour to downsizing, rapid changes and tough decisions.

Bryan Nicholson

4 March 2002

Chief Executive's Statement

"By managing the business tightly in 2002, with a strong emphasis on cash generation and internal efficiencies, Cookson has maintained its competitiveness and strengthened its financial position. Further opportunities for efficiency and margin improvement will be pursued vigorously to ensure that Cookson continues to improve its financial and competitive position in 2003, irrespective of the trading environment."



Stephen Howard
Group Chief Executive



From left to right: Stephen Howard with fellow executive Directors Gian Carlo Cozzani, Raymond Sharpe and Dennis Millard.

- Sharp improvement in operating profit* of continuing operations in H2 2002
  - £34.4m profit versus loss of £1.2m in H2 2001
  - all divisions recorded improved profitability
- Group operating profit* of £56.8m for the year, in line with market expectations
- Benefits of cost reduction programmes showed through as year progressed
- High operational gearing, particularly in Electronics division
- Strong cash generation; free cash flow of £64m
- Precision Products sold for £47.6m in January 2003
- Net debt, on pro forma basis, reduced by 49%

* Before goodwill amortisation and exceptional items

2002 was a year in which we made difficult strategic decisions and took the necessary management actions which allowed us to compete effectively in our markets. Over the last two years, Cookson has experienced exceptionally weak trading conditions in many of its key markets, particularly in the electronics industry. Our headline results for 2002 clearly reflect this. Sales for continuing operations were £1.7 billion compared with £1.9 billion in 2001. Operating profit for continuing operations for the year was £48.2 million, up from £45.6 million in 2001.


Group Operating profit* £m
2001
2002
50
40
30
20
10
0
-10
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

By managing the business tightly, with a strong emphasis on cash generation and internal efficiencies, Cookson has maintained its competitiveness and strengthened its financial position. Furthermore, the benefits of cost-saving initiatives undertaken in our core businesses started to show through increasingly as the year progressed. This is evidenced by the sharp improvement in profitability recorded in the second half of 2002, compared to both the second half of 2001 and the first half of 2002.

I firmly believe that we exited 2002 a very much stronger business than we entered it.

A strategic priority for 2002 was to reduce the Company's level of debt and to strengthen our balance sheet. We were pleased with the support we received for the rights issue in August 2002, through which we raised £277 million, net of expenses. At the time of the rights issue we announced that we would seek to dispose of the Precision Products sector of the Precious Metals division. The sale was completed in January 2003. Had the proceeds been received before the end of 2002, our net borrowings at the end of 2002, on a pro forma basis, would have been £383 million. This compared with £750 million at the end of 2001. Furthermore, the profile of the remaining debt is predominantly long-term in nature, being mainly comprised of loan notes which mature between 2005 and 2012 and convertible bonds which are due for repayment in November 2004.

The intense focus on cash generation, which has been a key element of our approach for some time, was maintained during 2002. As a result, positive free cash flow of £64 million was generated in 2002.

Another metric we monitor closely is cash conversion. Because of the importance to Cookson of the generation of cash, the rate at which our businesses can convert operating profit into operating cash flow is of vital importance. Over the past five years, the average cash conversion rate has been 99%, which is high compared to many industrial companies and is a level which we aim to maintain. This is a result of tight supply chain and inventory management, rigorous attention to receivables collection and many other cash generation initiatives.

Improving the profitability of Cookson's businesses, even at the severely depressed levels of activity some have experienced, remained a priority in 2002. During the year we continued to take opportunities to bring our cost base in line with the prevailing reduced levels of demand and to streamline operating processes for the longer-term. We had already achieved a significant reduction in our cost base in 2001 as a result of wide-ranging cost saving measures introduced during that year. These initiatives continued into 2002 and a number of new programmes were established. These include the optimisation of installed capacity at Polyclad's two laminate facilities on the US West Coast and a drive to accomplish the same at its US East Coast and European facilities. Further measures have also been implemented in the Equipment sector of the Electronics division and in the division's central service activities. The complex process of integrating the acquisitions of Premier and Enthone into the Ceramics and Electronics divisions, respectively, was also completed during 2002.

The cumulative effect of all the cost-saving initiatives that have been put in place since the early part of 2001 has been a reduction in our cost base of some £100 million, on an annualised basis. Since the end of 2000 it has – sadly – also resulted in a net reduction in the Company's headcount of 3,500 people. The benefits of these actions showed through increasingly in all three divisions, resulting in Cookson recording a sharp increase in operating profit in the second half of 2002 over both the second half of last year and the first half of 2002.

The geographical footprint of Cookson's businesses continued to move towards Asia-Pacific during 2002. The Electronics division and Ceramics division now both have significant capacity in this region and are enjoying strong trading conditions. The low cost characteristics of the region are a key attraction for our electronics customers, who are increasing production there for both local consumption and export. As a consequence of this industry-wide relocation of activity, sales into Asia-Pacific accounted for 36% of the Electronics division's total for 2002. Steel consumption in Asia-Pacific is increasing rapidly, fuelling strong volume increases amongst local steel producers and, in turn, demand for the Ceramics division's products. Overall, our operations in Asia-Pacific have consistently outperformed those in other parts of the world over the last three years.

Electronics division


Electronics Operating profit* £m
2001
2002
15
10
5
0
-5
-10
-15
-20
-25
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

Although the severe downturn that first became evident in the electronics industry early in 2001 appeared to "bottom out" in 2002, there were no signs that a meaningful recovery had taken hold. The rate of decrease in industry demand began to abate during the first half of 2002 and stabilised during the second half. This was reflected in the performance of the Electronics division, where turnover has remained essentially unchanged for the past three half-year periods, at constant exchange rates. However, the year ended with fourth quarter sales recording year-on-year turnover growth, albeit marginal. Despite the reduction in annual turnover, the Electronics division recorded a virtually unchanged operating loss for 2002. This performance reflects the positive impact of the extensive cost-cutting measures implemented during 2001 and 2002, demonstrated clearly in the second half of 2002 which recorded an operating loss of £3.2 million, compared to a loss of £11.7 million in the first half of the year and of £25.1 million in the second half of the previous year.

There was considerable variation in the performance of the division's sectors. The two sectors whose products are most closely linked to demand for printed circuit boards (PCBs), PWB Laminates and Equipment, saw turnover down sharply on 2001 and both sectors continued to trade at an operating loss in 2002, as they had in 2001. Conversely, although turnover was lower for the PWB Chemistry and Assembly Materials sectors, both were profitable in 2001 and 2002. This was in the main due to each sector's broad product range and market reach which are less dependent on PCB volumes. Encouragingly, by the fourth quarter of 2002, return on sales for both PWB Chemistry and Assembly Materials had reached a level similar to that of 2000.

2002 was also characterised by our continued investment in those opportunities that will drive the division's longer-term growth. Most notably, we have continued to build the division's presence in Asia-Pacific, the region to which an increasing proportion of its customer base, in the form of both electronics original equipment manufacturers (OEMs) and contract manufacturers is migrating. Some 30% of the division's installed capacity is now located in Asia-Pacific and some of our operations there are experiencing activity levels higher than those experienced in 2000.

Ceramics division


Ceramics Operating profit* £m
2001
2002
30
25
20
15
10
5
0
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

In the Ceramics division, trading conditions began to improve gradually as the year progressed, reflecting an increase in steel production levels and, in turn, demand for the division's products, especially in its key US market. Improving conditions in the Glass sector were also experienced in the second half of the year. By the fourth quarter, the Ceramics division's return on sales was at its highest level for two years, also highlighting the beneficial impact of the significant restructuring programme which has been implemented over that period. Overall, the division's turnover in 2002 was only marginally lower than 2001 at constant exchange rates.

Steel production in the USA, which had begun to fall in the fourth quarter of 2001, began to recover mid-way through 2002 and this continued for the remainder of the year. A similar pattern occurred for EU steel output, although UK production remained weak. The emerging steel producing markets of Central and Eastern Europe, Asia-Pacific and South America continued to grow throughout the year.

As a result, turnover for the Iron and Steel sector, the largest in the division by some margin, was unchanged compared to 2001. Encouragingly, sales in the fourth quarter were strongly ahead of the third quarter and fourth quarter of 2001.

The division's Foundry and Glass sectors both saw turnover fall marginally over the year. However, in the latter, the commencement of previously deferred furnace-lining projects and the strong growth being achieved in its solar crucibles business, resulted in an increase in turnover in the second half of 2002 over that of 2001, at constant exchange rates.

Despite the reduction in overall turnover, operating profit for the Ceramics division rose by 14% for the year compared to 2001, with the second half recording an increase in operating profit of 95% and 48% over the second half of 2001 and the first half of 2002 respectively. This highly creditable performance, achieved during a period when a number of other refractories providers experienced significant financial difficulties, was driven by two factors. First, it reflects the wide-ranging cost reduction initiatives undertaken across the division and the benefits of the extensive integration programme in relation to Premier Refractories which was acquired in 1999. Second, it reflects an improved geographic sales mix. As a result, the level of profitability in the fourth quarter of 2002 – as measured by return on sales – was the highest for two years at 9%.

With an increasing amount of steel being poured in the emerging markets – both in absolute terms and as a proportion of global production – our strategic investment in those markets in recent years is now paying off. China, for example, is now consuming more steel than the US, and our expanding manufacturing presence near Shanghai is benefiting significantly from this growth in local demand.

Precious Metals division


Precious Metals Operating profit* £m
2001
2002
12
10
8
6
4
2
0
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

The Precious Metals division now consists solely of its Jewellery activities, following the sale of the Precision Products sector around the year end.

The performance of the Jewellery business is largely dependent on levels of consumer confidence in its key US and European markets. A combination of the general economic uncertainty and the aftershocks from the September 2001 terrorist attacks resulted in a difficult end to 2001. Whilst demand improved gradually during the first half of 2002, it remained lacklustre and with the traditional upswing ahead of the December holiday period failing to materialise, led to a decline in turnover compared to 2001.

Although operating profit of the Jewellery business was lower in 2002 than 2001, the division recorded improved profitability in the second half of the year, with operating profit 9% higher than the second half of 2001, at constant exchange rates. This improvement in the second half was predominantly the result of increased higher value-added sales and cost-cutting programmes which were initiated in 2001, combined with the progress made on the integration of the jewellery products business of Cookson-CLAL.

Despite the difficult conditions, the Jewellery business began to benefit from the cross-selling opportunities generated as a result of its expanded European footprint. Its size and financial strength also continued to offer a competitive advantage in a market which is experiencing progressive consolidation amongst retailers, the core customer base.

People

The last two years have been exceptionally challenging for all our people and I extend my personal thanks to each of them for their hard work and dedication in difficult circumstances.

Sir Bryan Nicholson, Chairman of Cookson, has decided to retire having reached the age of 70. After serving as a non-executive Director since 1999, Rick Haythornthwaite is also to retire at this year's AGM. We will greatly miss the tremendous support and contributions Cookson has received from both Sir Bryan and Rick Haythornthwaite. During the time both served on the Cookson Board we experienced both highs and lows and their professionalism was evident throughout. Guided by Sir Bryan's steady hand as Chairman, we have been able to withstand the turbulent market environment and position the Company for long-term growth and improving profitability.

On behalf of the entire Cookson family, I thank Sir Bryan and Rick for their important contributions.

Outlook

Trading conditions in Cookson's major markets in the year to date have remained largely unchanged from the fourth quarter of 2002. In the Electronics division, activity levels appear to have stabilised, as evidenced by the latest weekly sales and the order book position, whilst the timing and nature of a sustained upturn remain uncertain. Steel production levels in the USA and in other major markets, which have been improving since the third quarter of 2002, have been maintained in the year to date. This has been reflected in the continued improvement in performance of the Ceramics division. Trading activity in the Precious Metals division's markets has remained similar to that of the fourth quarter of 2002.

The quality of Cookson's businesses provides a strong platform for revenue growth as its markets improve. The significantly lower cost base across all three divisions provides Cookson with a high level of operational gearing, especially in the Electronics division. The Group will continue to be managed tightly, with a particular emphasis on cash generation, internal efficiency and organic growth. Further opportunities for efficiency and margin enhancement will be pursued vigorously to ensure that Cookson continues to improve its financial and competitive position in 2003, irrespective of the trading environment.

Stephen Howard
4 March 2003



Over the past two years, the PWB Materials and Chemistry sector has been deploying Six Sigma on a global scale. Invented by Motorola in the 1980s, Six Sigma is industry's fastest growing business management system. It is a comprehensive and flexible system designed to achieve and maximise business success faster and more predictably than any other method. The benefits of Six Sigma are extensive, with the most apparent results being the significant financial returns arising out of the elimination of defects and the optimisation of processes.

Implementation of Six Sigma involves the training of personnel from many disciplines across the organisation in the system's methodologies and tools. The training is demanding and standards are extremely high. Since the start of the programme, 154 employees have entered Six Sigma training and the PWB Materials and Chemistry sector is now proud to have 60 Green Belts, 61 Black Belts and 33 champions. Savings of some £4m per annum have so far been generated from the programme.


Electronics

"In 2002, Cookson Electronics has focused on continuing a process of strategic reconstruction by evaluating its markets and optimising its facilities and employment levels in order to meet the changing needs of those markets. These actions, combined with a continued emphasis on new product development and investment in Asia-Pacific, position the division extremely well as the electronics industry downturn abates and it returns to growth."

Raymond Sharpe Chief Executive



The Market for Electronics Goods

Electronics is a global industry valued at some $1 trillion. Its products touch nearly every facet of life every day, from the most sophisticated computers to mobile communications equipment to domestic appliances to children's toys.

There are three main categories of manufacturer of electronic goods:

- original equipment manufacturers (OEMs) who design, manufacture and market their own products;
- contract manufacturers (CEMs) or electronic manufacturing service companies (EMSs) who manufacture products which have been designed by and will be marketed by other organisations; and
- original design manufacturers (ODMs) who both design and manufacture products for other organisations.

Over time, an increasing number of OEMs have outsourced their production to EMS companies, a trend which is expected to continue. ODMs are relative newcomers to the electronics industry but are expected to play an increasingly important role in some product categories, such as laptop computers, as OEMs continue to seek ways to reduce their production costs.

Cookson in the Electronics Industry

The manufacture of an electronic device, such as a computer or a mobile phone, involves a series of distinct, intricate steps. At the heart of any device is a printed circuit board (PCB) which delivers the processing power needed to make the device work. Cookson Electronics supplies key materials and equipment which are used in the manufacture of PCBs. The division's customers include the world's leading OEMs and EMS organisations.

Two main processes are involved in making a PCB. The first is *fabrication* which involves the manufacture of the board structure and circuitry. The second is *assembly* in which the components that provide the processing power and interconnectivity are attached to the board. Cookson Electronics division's materials and equipment are used in both PCB fabrication and assembly.

Fabrication

The fabrication process is described in some detail at the top of the following page. Typically, more than 40 separate manufacturing or processing steps are involved. Through its Polyclad Laminates and Enthone businesses, which together form the Printed Wiring Board (PWB) Materials and Chemistry sector, Cookson Electronics supplies the industry's most comprehensive ranges of materials and chemistries used in PCB fabrication. These sophisticated and complex materials aim to enhance thermal performance and increase reliability of the end devices in which they are used and to reduce process cycle times, decrease costs and improve yields of the customer's board fabrication operations.

Laminates

Polyclad Laminates manufactures high performance laminates, prepregs and other substrate materials used in the fabrication of the structure of a PCB. Prepregs are formed by a process known as treating, in which resins are applied to fibreglass cloth and then partly cured. Thereafter, prepregs are bonded to a sheet of copper foil to form a laminate. Other products include resin coated copper foil, which is used in applications such as mobile phones where the holes which connect the PCB's circuitry are so small they can only be drilled by laser. Polyclad has laminate plants in New Hampshire and California, USA and in France, Sweden, Germany, Taiwan and China.

Chemistry

Enthone manufactures speciality chemicals used in a wide range of electronic applications. Its extensive product range includes PCB fabrication imaging products (such as photoresists and solder masks), metallisation chemicals, electroplating chemicals, cleaners and developers as well as advanced plating chemicals for electronic packaging, microelectronic components and semiconductor manufacturing. Enthone also supplies products for other applications such as performance coatings for high-density computer memory disks, metallic coatings to shield plastic housings of electronic devices against electromagnetic interference and high performance coatings for electronic connectors. It is also a leading provider of corrosion, wear-resistant and decorative coatings for numerous non-electronic applications including: electroless nickel for corrosion protection and wear-resistance of automobile parts, oil and gas industry equipment, medical instruments and aerospace components; coatings and topcoats to protect ferrous metals; and decorative finishes for automobiles, furniture, household appliances and jewellery and other precious metals products.

Enthone has operations located throughout the world.

Assembly and Semiconductor Packaging

To power an electronic device, components such as semiconductors and capacitors must be attached to the fabricated, bare PCB and the physical and electrical connections made to enable the circuitry to function. This is known as PCB assembly. Traditional assembly processes employ through-hole technology whereby holes are drilled to attach the components which are then soldered to the PCB using a process called wave soldering. Today's requirement for smaller, faster, lighter electronic devices has led to the development of surface mount technology (SMT) assembly processes. First, solder and adhesives

Picture opposite: Fabricated Printed Circuit Board

PCB Fabrication
These illustrations show the critical steps involved in PCB fabrication. Cookson Electronics' PWB Materials and Chemistry sector is a leading supplier of copper foil, prepreg, laminates, photoresists, etching chemicals, metallisation chemicals and solder masks and finishes.


Cu
Prepreg
Cu
(a)
(b)
(c)
(d)


Fabricated Printed Circuit Board

1 Copper sheets/Prepreg
Laminate material is formed from layers of copper foil bonded with layers of epoxy-glass insulator, called prepreg.

2 Photoresist
A dry film photoresist is applied to the copper foil layer of the laminate and photographically exposed in the pattern of the board's circuitry.

3 Etching
As the *dry film photoresist is developed*, the unexposed area is dissolved **(a)**. The exposed copper is etched away **(b)**. The exposed photoresist protects the copper underneath to form the circuit pattern. The remaining photoresist is removed **(c)** and an oxide layer added to provide a rough surface **(d)**.

are applied to the board using a stencil printer and a dispenser. The components are then positioned on to the board using "pick and place" equipment before the board passes through a reflow oven which melts the solder to make the required connections.

Semiconductor packaging refers to the way a semiconductor (or *chip*) is attached to a PCB. The packaging must serve several purposes: it must make the physical connection between the semiconductor and the board; it must make the electrical connection between the semiconductor and the board's circuitry; it must protect the delicate semiconductor from physical shock; and it must protect the board, the device and the user from the heat generated by the semiconductor.

Cookson Electronics is a leading supplier of both materials and equipment used in PCB assembly and semiconductor packaging applications through its Assembly Materials and Equipment sectors.

Assembly Materials

Key products for PCB assembly include solder in paste, bar, powder and sphere form, fluxes, adhesives, cleaning chemicals and stencils. They are used in both through-hole and SMT processes. The sector supplies the semiconductor packaging industry with epoxy moulding compounds, underfill, encapsulant materials and solder balls which are used to connect the package to the PCB, to provide electrical and thermal insulation and protection from shock. Assembly Materials is also a leading manufacturer of tin-lead and lead-free solders, pastes, fluxes and other materials to markets including plumbing, automotive and water treatment.

Equipment

The Equipment sector designs and assembles equipment used in both PCB assembly and semiconductor packaging, including stencil printers, liquid dispensers for adhesives, solder, encapsulant materials and underfill, wave and reflow soldering ovens and cleaning systems. The sector also provides conformal coating services, equipment and materials to various electronic and non-electronic industries such as medical instrumentation.

Through the sector's strategic alliance with Assembléon, a division of Philips Electronics and a leading designer and manufacturer of *pick-and-place equipment, Cookson's product offering now includes* fully assembled SMT line solutions.

Why do customers choose Cookson Electronics

No other company provides the extensive range of materials, equipment and services as Cookson Electronics. However, it is not just product diversity that makes Cookson Electronics world class. The division's technological excellence, customer-focused infrastructure and global footprint are equally important, as these examples illustrate.

Man's oldest metal is future of Chip Technology

Traditionally, the "wiring" on semiconductors has been made from aluminium. But when processor speeds surpassed 1 gigahertz and wiring size moved from the conventional 250 nanometres to 130 nanometres (a human hair, by comparison, is 70,000 nanometres wide), it became clear that semiconductor makers needed a better metal and a better way to deposit these ultra-fine lines on silicon wafers. That metal is copper, man's oldest metal which was first used around 8700 BC, and the method of deposition is the "ViaForm" *semiconductor copper technology pioneered by Enthone. Working* closely with industry leaders and toolmakers, Enthone developed systems to plate void-free layers. Enthone ViaForm products are currently the leading plating solutions used in this industry and Cookson Electronics is committed to maintaining its leadership position, developing products to meet the changing needs of semiconductors down to 90 nanometres and beyond.

Putting it all together

Anyone in manufacturing knows that parts made in isolation will not fit well. That was a lesson learned in the Industrial Revolution which is still true today. For the parts to fit together, they must be co-developed and manufactured in synchronization. Cookson Electronics is a firm believer in this and has taken significant steps during 2002 to strengthen its position. At the development stage, cross-functional engineering teams meet monthly as the New Business Development Team to explore new business opportunities. Despite the recent industry-wide downturn, there are market and technology segments that are still growing strongly, such as wireless networking which industry experts believe will grow in excess of 50% during 2003. The New Business Development Team identifies product and service opportunities that deserve support, a process which has already generated significant patent and new product activity. One step closer to the market, individual business units support their own research


(a)
(b)
foil
prepreg
laminate
prepreg
laminate
prepreg
foil
(a)
(b)

4 Lamination
The laminate layers, interleaved with layers of prepreg **(a)**, are accurately stacked and pressed to form the multilayer structure **(b)**. A PCB may contain as many as 50 circuit layers.

5 Drilling and Metallisation
Holes, called vias, are drilled to connect the inner layers of the board **(a)**. For some applications, the holes must be drilled by laser in what is known as microvia construction.

A metallisation step is needed to make the epoxy within the holes conductive and then to plate it with copper so that it will connect the inner layers of the circuit **(b)**.

6 Solder finish/mask
As copper reacts to air and does not solder readily, the exposed parts of the circuit require a solder finish (generally gold, silver, tin or polymer) that bonds strongly to solder. The areas that do not need to be soldered are covered by a solder mask that is either printed or photo-imaged.

and development activities in partnership with other Cookson Electronics business units and with Joint Development Project (JDP) partners who may be co-suppliers, vendors or customers. Thus, for example, when a customer buys solder paste from the Assembly Materials sector, it knows it is compatible with that sector's stencils and the Equipment sector's printers. And Cookson Electronics Equipment, together with its Alliance partner Assembléon, is introducing new line control software to help improve the performance of their customers' manufacturing facilities. Developed by their preferred software supplier Aegis Industrial Software Corporation, the product is the industry's first web-based process and machine performance analysis solution. Customers may not buy everything from Cookson Electronics and its JDPs but in the areas they do buy they know that there is a genuine assurance that all the products will work together "out of the box" and keep working that way.

Global really means global

One of the foremost trends in the electronics industry is its increasing globalisation and in 2002 this became all the more evident. Cookson Electronics had been positioning itself to reflect these changes for some time and has therefore been able to move swiftly to ensure it is in the right place at the right time. Throughout the industry, existing capacity in the US and Europe has been transferred to Asia. For Cookson Electronics, this has meant a decisive restructuring of capacity and infrastructure resulting in major cost reductions in the USA and Europe whilst simultaneously expanding capacity at existing and new sites in Asia, particularly in China. By the end of 2002, the region was generating 36% of the division's total sales. Cookson Electronics' own people and customers receive the same high levels of commitment as those in the USA and Europe. Weekly co-ordination meetings, for example, give the division's Asian teams direct input into the R&D process. Technology Roadshows at customer sites and other venues throughout Asia have been drawing sizeable audiences, whilst extended training has been offered and enthusiastically accepted, especially in China.

The move to Asia is a big challenge and an even bigger opportunity for Cookson Electronics and the team is making sure the region will continue to grow as a major profit engine for the foreseeable future.

The Electronics Industry in 2002

After dramatic falls throughout the electronics industry in 2001, which followed the strong performance of 2000, 2002 was less volatile with activity levels beginning to stabilise in the latter part of the year, albeit at depressed levels.

The rate of decrease in industry demand began to abate during the first half of 2002 and stabilised during the second half. By the end of the year, there was evidence to suggest that the destocking process was close to completion as inventory levels throughout the industry's supply chain began to return to their historical normal steady state levels. Overall, the world electronic equipment market fell around 5.5% in 2002 compared with the previous year, after a fall of 11% in 2001.

There was a mixed picture in the industry's end markets during 2002. Worldwide PC shipments returned to growth, driven almost exclusively by a recovery in the home market. Shipments of servers also experienced an increase over the previous year. However, handheld computers volumes declined, hampered by low corporate spending. Spending on wireless and mobile network infrastructure declined. Mobile phone volumes rose 2.5% to 422 million.

At the component level, global semiconductor sales, which had slumped by 32% in 2001, increased around 1.5% in 2002. For PCBs, USA bookings fell 14% versus 2001, which compares with a near 50% drop in 2001 versus 2000. The US PCB book-to-bill ratio – which fell to as low as 0.6 during the first half of 2001 – was close to 0.95 for the whole of 2002.

There were also wide variations in regional performance. For the overall electronic equipment market, the USA fell in line with the global position whilst Europe and Japan declined further. Asia-Pacific grew year-on-year, with a particularly strong performance from China.



Steel production is progressively shifting from mature markets towards emerging regions such as China, Russia, Eastern Europe and the Middle East, where raw material availability, market growth and relatively low labour costs are attracting more steelmakers, and where the use of continuous casting is still relatively low. This trend provides Cookson with significant growth opportunities to enlarge its leading market position through increased penetration. Vesuvius' business in the Asia-Pacific region continues to grow rapidly. This has been particularly evident in China, where the company's sales to the steel industry were 19% higher than 2001, with a similar increase projected for 2003. During 2002 Vesuvius added a second manufacturing site in China when in March its joint venture with Wuhan Iron and Steel Company started making slidegate plates. Vesuvius can now produce all its flow control refractories for the Chinese steel industry locally, as well as exporting them to other Asian regions.

In addition, new facilities are under construction in China which will provide capacity for the glass industry.

Ceramics



"Vesuvius has come through a challenging, but rewarding period during which it has transformed itself from a specialist, niche player into the world's largest refractory company. Today, more than ever, we demonstrate our culture of "global reach, local touch" everywhere we are present, from China to the Czech Republic, from India to Brazil, from the USA to the UK. Our ability to extend this culture into each market, in each country is a great foundation for future development and growth."

Gian Carlo Cozzani Chief Executive



The Market for Refractory Products

Cookson's Ceramics division operates primarily in the refractory market. Refractory products are used in demanding industrial applications, such as the production of steel or glass, to serve two principal functions:

- to control, protect and monitor the flow of high temperature molten material through the process; these refractories are called *flow control* products; and
- to protect the installation itself against damage caused by intense heat, abrasion, pressure, chemical attack and rapid temperature changes; these refractories are called *linings*.

Many industries use refractories: iron and steel, glass, ferrous and non-ferrous foundries, cement, petrochemicals and power generation. Refractories are crucial to the processes in which they are employed for reasons of quality, productivity and safety.

Cookson in the Refractory Market

Known throughout its markets as Vesuvius, Cookson's Ceramics division is a world leader in supply of flow control products and systems to the iron and steel industry. It is also a leading supplier of monolithic lining products in the US and Europe, having enhanced its capability in this area through the acquisition of Premier Refractories in 1999.

The division, which has its headquarters in Brussels, operates as four sectors: Iron and Steel; Glass; Foundry; and Industrial Processes.

Iron and Steel

Iron and Steel is the Ceramic's division's largest sector, accounting for almost 70% of sales in 2002. The sector supplies linings for use in all the major iron and steelmaking furnaces and vessels, such as coke oven, blast furnace, electric arc furnace, converter, transfer and steel ladles and the tundish. Linings are in the form of both bricks and monolithics, a mouldable cement which can be used in place of bricks especially in irregular shaped vessels or as repair material.

It is in steel casting, however, where Vesuvius's technological superiority is most noticeable. Over 85% of world steel production is now produced using continuous casting. The advantage of continuous casting over other methods, such as ingot casting, is a significant reduction in the number of steps between the furnace and the finished steel product. This has numerous benefits in terms of cost, quality, yield and sustainability. Continuous casting is only possible due to the sophisticated refractory products which protect and control the stream of metal as it flows through the caster.

The key products involved in continuous casting are shown on the following two pages. Many of these products are consumed during casting and must be replaced frequently to ensure continued safety and performance, sometimes within a matter of hours. Marketed as "Viso" products, these refractories were first developed by Vesuvius in the 1960s. They are made from a mix of refractory materials, such as graphite, alumina and zirconia, which is isostatically pressed into the required shape. Vesuvius manufactures Viso products in 14 locations around the world.

Refractory products used in continuous casting
These illustrations show the key products Cookson's Ceramics division provides for the continuous casting of steel. The numbered parts of the picture opposite refer to the text and illustrations that follow.


Ladle
1
2
3
4
Tundish
5
6
Mould

Continuous casting
The continuous caster comprises three main parts: the steelmaking **ladle**, the **tundish** and the **mould**. Molten steel is transferred from the ladle to the tundish, which maintains a continuous head of steel at a constant temperature before passing through a subentry nozzle into a water cooled mould which is of the same dimensions as the preform of steel which is to be cast.

1 Linings
Linings protect the shell of the vessel from the extreme heat and abrasive properties of the material it contains. They also help to maintain the required temperature within the vessel. Linings are in the form of bricks or refractory shapes or monolithics, a mouldable cement-like substance which can be used to line irregular shaped vessels and as a repair material.

2 Slidegate refractories
Slidegate refractories act as a valve to control the flow of the steel as it exits one of the steelmaking vessels. They are found in furnaces, ladles and tundishes. The slidegate consists of two parts: the gate mechanism itself and a consumable ceramic plate which is in contact with the molten metal.

Glass
The glass industry is a major consumer of refractories in both glass production and glass treatment installations. The glass melting environment, which involves highly alkaline molten silicates, is extremely aggressive towards a wide range of materials. Vesuvius has therefore developed special classes of products which can withstand these hostile conditions. Unlike the production of more robust materials like iron and steel, refractories used in the glass industry must also meet other requirements specific to the handling of such a fragile substance.

Key products supplied by Vesuvius to the glass industry include fused cast blocks for lining glass melting furnaces, tin bath blocks used in the float glass process and tempering rollers used in glass tempering. Many products are used in the construction of glass installations and therefore have a much longer working life, sometimes measured in years, than the refractories used in steel casting.

Foundry
Foundries are used to melt and cast a wide range of metals, both ferrous (iron, steel) and non-ferrous (aluminium, copper, magnesium, titanium, alloys). Vesuvius supplies foundries with a wide range of refractories, many of which are similar to those used in iron and steel production, although often on a much smaller scale. Key products include monolithic and brick linings for furnaces, kilns and incinerators, flow control products, crucibles used to melt and transfer molten metals and ceramic filters which reduce flaws and control turbulent flow during mould filling.

Industrial Processes
Industrial Processes provides a wide variety of applications for very diversified industries from hydocarbon processing, cement, petrochemical, mineral processing and incineration. The products sold to these industries are monolithics, bricks and other refractory specialties.

Why do customers choose Cookson Ceramics
As a renowned leader in its field, Vesuvius is uniquely positioned to meet the demanding needs of its customers. Its unrivalled combination of products and services make Vesuvius the supplier of choice for its customers. The division's unparalleled research and development capabilities give it an important advantage in developing new products, improving processes and problem solving, not only in its traditional markets such as iron and steel but into new areas such as renewable energy. Vesuvius's strong brand reputation for quality and reliability is extremely important in an industry where product failure can be catastrophic. Geographical diversity – and a policy of "global reach, local touch" – has enabled the division to develop its strong customer-focused approach in emerging regions including China, India and Eastern Europe.

Here are some examples of this in action.

New Casting Technologies
Steel manufacturers continue to develop production technologies which result in greater efficiency and cost savings. At the heart of this is the desire to cast steel in as close to its final form as possible, thereby eliminating time consuming and costly processing stages. Examples of this are thin slab casting, which allows the casting of a steel at a thickness of 50-60mm, and thin strip casting, which has yet to be developed on a commercial scale, which would enable casting a direct strip at 1 to 3mm thickness.

With its extensive research capability and industry knowledge, Vesuvius is ideally placed to take commercial advantage of the moves towards new casting technologies such as for thin slab and thin strip casting, which require different refractory solutions to those delivered historically.



Computer control system
Ladle
Ladle shroud
Tundish
Tundish
Mould
Subentry shroud
Tundish
Mould
Tube changers

3 Accumetrix
Monitoring and regulating the temperature of the steel in the tundish is vital to maintaining the quality of the steel being poured. Accumetrix is a computer controlled temperature measurement system which facilitates this.

4 Ladle shroud
A ceramic tube called a ladle shroud channels molten steel from the ladle to the tundish. The ladle may contain as much as 400 tonnes of steel which passes through the shroud in around 45 minutes. To maintain optimum performance, the ladle shroud is replaced every 5 to 6 ladles.

5 Submerged entry shroud
The submerged entry ("subentry") shroud controls the flow of the molten steel from the tundish into the mould. Its shape and the location and size of its apertures regulate the flow and thereby determine the size and thickness of the steel product which is to be cast.

6 Tube changers
Subentry shrouds must be replaced frequently if there is to be no diminution in quality and safety. Tube changers allow these refractory pieces to be changed quickly and safely, having already heated them to the required temperature to protect against thermal shock.

Solar Crucibles

Driven by the search for renewable sources of energy, photovoltaic (PV) energy is enjoying substantial growth. PV energy is produced by solar cells made from silicon wafers which have been sliced from silicon ingots. A key component for the mass production of silicon ingots is the availability of large ceramic crucibles in which the ingots are cast. Vesuvius commenced working on ceramic solar crucibles at the beginning of the 1990s. It has successfully developed a unique process to produce these complex ceramic parts on a commercial scale. Zyarock solar crucibles are now manufactured at plants in Belgium and France. By 2005, the market for PV energy is projected to grow to around 1000 MW installed per year. These new facilities will enable Vesuvius to improve customer service and meet the growing demand.

Waste Incinerators

Under new European Union legislation, by 2005 most domestic waste produced within EU countries will have to be burned rather than landfilled. As a result, new incineration facilities will be needed across the region, whilst other existing plants will require upgrading in order to meet stringent environmental regulations. This provides an opportunity for increased sales of the silicon carbide incinerator tiles produced by Vesuvius in Germany. These tiles are used as a lining in the boiler section of waste incinerators to protect the heating elements and as a heat conductor. The tiles are more efficient and therefore cost-effective than traditional brick and monolithic linings.

The Steel Industry in 2002

Following a year of decline in 2001, total world steel production increased by 6.5% during 2002 and for the first time global production exceeded 900 million tonnes.

The recovery in steel production grew steadily as the year progressed. In the first quarter the year-on-year increase was less than 1%. By the fourth quarter it had accelerated to 8.5%.

There were considerable regional differences. Production in Asia grew by 11.6% year-on-year, including an increase of more than 20% in the world's largest steel producing country, China. North America recorded an increase of 3.4% over 2001, with the USA up by 2.5%. South America also moved ahead strongly, with a 9.1% increase compared with the previous year. European production was less robust with EU output remaining essentially unchanged on 2001 and the UK suffering a near 14% decline, partly due to the loss of production from a blast furnace following a major accident at the end of 2001.



In the winner's circle the one-of-a-kind Kentucky Derby Trophy, crafted by Cookson Precious Metals company New England Sterling.

The winner's trophy for the Kentucky Derby, which is arguably the world's most important thoroughbred horserace, is the very definition of excellence, quality and style. The commission is sought after by many of the USA's finest jewellers but only one is entrusted with this prestigious honour – for over 28 years New England Sterling has produced this timeless piece.

With roots dating back to 1862, New England Sterling's quality speaks for itself. Every piece is made by the hands of craftsmen who know and love silversmithing and whose great pride allows no shortcuts. With these time-honoured skills, they bring the finest quality silver to life. From the first inspiration to flawless finish, every piece upholds a reputation for uncompromising excellence.

Precious Metals

"Our unique leadership position spanning the jewellery value chain enables us to service our customers' needs wherever we operate. Our mission is to be an innovative, high-speed provider of competitively priced quality jewellery products and other value-added services."



Richard Powers Chief Executive

Jewellery Industry Overview

For centuries, people have exchanged items of jewellery as tokens of affection, admiration and devotion. Most treasured of all are pieces of jewellery made from the precious metals gold, silver and platinum, with the first known piece of gold jewellery dating back to 3000 BC. Jewellery can therefore rightly claim its place as one of the world's oldest industries.

Over 80% of the world's annual gold demand is used to make jewellery, amounting to more than 3,000 tonnes every year. It is a long way from the gold mine to the jewellery store and there are a number of distinct stages in the jewellery industry's value chain, which is illustrated at the top of the following page.

The industry is generally very fragmented, with few participants operating in more than one or two of the stages and no single organisation participating through the chain as a whole. The industry is also geographically diverse, as gold bullion production and jewellery fabrication often do not occur in the same region; thus Africa is the largest producer of gold bullion but has relatively limited jewellery fabrication capabilities whereas Europe is a large manufacturer of jewellery products even thought it accounts for little bullion production.

Cookson Precious Metals

Cookson Precious Metals (CPM) is one of the few companies which spans three stages of the jewellery industry value chain: semi-finished and mill goods, findings and components and finished goods. For over 100 years, companies within the CPM family have played prominent roles in the art and engineering of components and finished jewellery. Its products are used by many of the world's most respected jewellery designers and are sold in leading retail outlets worldwide. Based on outstanding craftsmanship and reliability, CPM products are amongst the finest in the industry.

Semi-finished Mill Goods

CPM companies receive gold from consignors in the form of 99.99% pure, 24-carat ingots. This is then combined with other metals to obtain gold of the required carat and colour before undergoing various mill processes in order to produce a variety of products such as pressed sheet, wire, tubing and casting grains.

The division's leading mill operations are found at: Stern-Leach in North America; Cookson Precious Metals in the UK; Cookson-CLAL in France, Italy and Germany; and SEMPSA in Spain.

Findings and Components

Findings and components are manufactured from semi-finished mill goods. Products include pins, posts, earnuts, clasps, beads, balls and chain.

CPM companies include: leading North American findings and chain manufacturers Hallmark-Sweet and Excell Manufacturing; and European manufacturers Cookson Precious Metals Ltd and Cookson-CLAL.

Finished Goods

Findings and components are processed further to produce finished jewellery items such as earrings, rings, chains and emblematic jewellery. Other finished items include ear-piercing systems and sterling silver giftware.

CPM companies include: Inverness, a pioneer in the ear-piercing industry, which manufactures and markets the most advanced, FDA-approved, ear-piercing system on the market today utilising carat gold jewellery; Masters of Design, whose award and incentive jewellery is used to recognise the achievements of champions in professional sports, academia and companies; and New England Sterling, producers of sterling silver jewellery, speciality gifts and objets d'art.

Why do customers choose Cookson Precious Metals

As the largest player in its market, CPM distinguishes itself from its competitors in many ways. Amongst the most important factors are technological differentiation, product and service differentiation, cost efficient manufacturing and the ability to bring new products to market in the shortest time to meet accelerating fashion cycles. In an example of how customers choose CPM companies out of preference, for the third year in a row, the US basketball team Los Angeles Lakers chose Masters of Design to design and manufacture their National Basketball Association championship rings. The rings are made in 14 carat yellow gold and weigh approximately 50 pennyweight.

Below are some further examples of how CPM companies distinguish themselves in their market place.

Inverness Continues to Lead the Ear-Piercing Industry with New Klikxx™ System

Research studies indicate that many teenagers fail to adhere to proper aftercare instructions following an ear piercing. The number one reason they remove the piercing earrings before the recommended healing time is because they cannot wait to try another earring style.

The Klikxx™ system is the long-awaited solution to this problem. It is comprised of two parts: a piercing finding (the part that goes into the ear) and a fashion ornament that "Klikxx" onto the finding, allowing the wearer to change the earring's appearance from day one with any of the many 14-carat gold styles available.

Klikxx™ not only responds to the issues of fashion and flexibility, it creatively addresses and enhances the high standards of safety that Inverness has always maintained.

The Klikxx™ system is one of the most recent examples of the ongoing commitment Inverness has made to the ear-piercing industry. The company – which is responsible for the majority of the fashion ear-piercing performed in the USA and in numerous other countries – offers over 200 styles of earrings in a range of metals, stones and shapes.

The Birth of Symbolic Traditions™

Masters of Design continues to differentiate itself from other recognition award manufacturers and remains the leading provider of recognition award rings and jewellery to the independent marketplace. During 2002, Masters of Design developed a strategic alliance,

Picture opposite: 18 carat gold carabiner, one of 15,000 products available through


Cookson Precious Metals
Mining
Refining/ processing
Metal consignors
Semi-finished mill goods
Findings and components
Finished goods
Wholesale/ retail

	Semi-finished mill goods	Findings and components	Finished goods	
Cookson Products	Pressed sheet, Wire, Tubes, Casting grains	Pins, Posts, Chain, Clasps, Beads	Earrings, Rings, Chain, Emblematic jewellery	
Trading names	Stern-Leach CPM Ltd SEMPSA	Hallmark-Sweet Exceli Manufacturing Cookson-CLAL	Inverness Masters of Design New England Sterling	
Locations	North America Europe	North America Europe Asia-Pacific	North America Europe	

Symbolic Traditions™, which provides an innovative web-based programme management system designed to assist its clients in the creation, implementation, operation and fulfilment of a recognition programme.

Symbolic Traditions™ is the first and only company to offer a flexible, on-line system to independent recognition professionals. It supplies customers with programme expertise, design assistance, administrative systems, programme co-ordination, recognition award jewellery and distribution management. And it is all done with just a few clicks of the mouse.

The programme has been received with resounding enthusiasm from both independent representatives and their customers.

Cookson Precious Metals in Europe

CPM's vision is to be the first choice for European jewellery and jewellery-related purchases, via the delivery of an unrivalled product and service offering that exceeds the expectations of its customers.

European customers are serviced through a network of trade counters in the region's principal jewellery centres including London, Birmingham, Dublin, Paris, Lyon, Madrid and Barcelona; field based sales forces, call centres, mail order catalogues and an on-line product catalogue at www.cooksongold.com. The service proposition is built upon centralised stock holding which facilitates the efficient preparation and delivery of customer orders.

The Cookson Component Catalogue, which contains over 15,000 products, is the largest in the industry and is an important driver of CPM's European business. In France, the UK and Ireland it is already a great success and has been accepted by customers as a "one stop shop" for all their jewellery requirements. In 2003 sections of the catalogue will be launched in Spain and the Netherlands.

The Jewellery Market in 2002

The fortunes of the jewellery market are closely aligned with the health of the economy as a whole and consumer spending in particular.

Following a quiet 2001 holiday season in North America, in the aftermath of September 11, there were some signs of a recovery early in 2002 as jewellery retailers restocked during the first quarter. Trading conditions for CPM's semi-finished mill goods business improved as a major competitor exited the North American silver market. However, by mid-year the trading environment had softened and it deteriorated further as the jewellery industry prepared for the holiday season, particularly in the USA. For the second successive year, the traditional strong finish to the year did not materialise due to depressed consumer demand for jewellery. In Europe, trading conditions were generally weak throughout 2002.

Finance Director's Review



Dennis Millard Group Finance Director

Group

Continuing operations

	Turnover		Operating profit/(loss)	
	2002 £m	2001 £m	2002 £m	2001 £m
First half	**864**	1,050	**13.8**	46.8
Second half	**857**	879	**34.4**	(1.2)
Year	**1,721**	1,929	**48.2**	45.6

Note The above data and those in the divisional tables below: are at reported exchange rates; exclude the results of discontinued operations; include the Group's share of results attributable to joint ventures; and operating profit is stated before goodwill amortisation and exceptional items. The impact of acquisitions was immaterial in 2001 and 2002.



Group Turnover £m
1200
1000
800
600
400
200
0
H1
H2
H1
H2
Group Operating profit* £m
2001
2002
50
40
30
20
10
0
-10
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

Turnover

Turnover for 2002 was 11% lower than 2001 and down 8% at constant exchange rates. The rate of decrease in turnover moderated in the second half of 2002, declining by only 3% versus the second half of 2001; this compares with a fall of 18% in the first half of 2002 over the first half of 2001. The improving trend was also evident in the fourth quarter of 2002 in which turnover was 5% higher than the fourth quarter of 2001, at constant exchange rates.

Operating profit

Despite turnover being 11% lower than 2001, operating profit increased by 6% in 2002 and by 7% at constant exchange rates. This improvement in profitability arose from a £77 million decrease in operating expenses, due principally to the benefits derived from cost-cutting programmes, which more than offset the £75 million loss of prime margin from £208 million lower turnover. The impact of these programmes was particularly evident in the second half of 2002, with operating profit of £34.4 million up £35.6 million on the second half of 2001. The increased rate at which the cost-cutting benefits accrued during 2002 was also evidenced by operating profit in the fourth quarter of the year of £24.2 million in comparison to a loss of £1.2 million in the fourth quarter of 2001.

Geographic analysis of turnover and operating profit

Cookson's US businesses remained the biggest contributors to total Group turnover, accounting for 40% from continuing operations in 2002. However, US operations continued to incur an operating loss which amounted to £22.0 million in 2002. The Company's Continental European operations, which contributed 27% of total turnover, recorded lower profits than in 2001.

In contrast, Cookson's activities in the Asia-Pacific region experienced better trading conditions; turnover from operations in the region rose to 16% of the Group total and operating profit increased to £37.3 million, whilst total sales to customers in the region increased to 20% of the Group total. In addition, although turnover from UK activities decreased to 10% of the total, profitability improved.

Electronics

	Turnover		Operating profit/(loss)	
	2002 £m	2001 £m	2002 £m	2001 £m
First half	**357**	495	**(11.7)**	11.0
Second half	**337**	357	**(3.2)**	(25.1)
Year	**694**	852	**(14.9)**	(14.1)



Electronics Turnover £m
500
400
300
200
100
0
H1
H2
H1
H2
Electronics Operating profit* £m
2001
2002
15
10
5
0
-5
-10
-15
-20
-25
-30
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

Turnover

In 2002, turnover decreased by 18% versus 2001 and by 16% at constant exchange rates. The division's contribution to Group turnover from continuing operations decreased from 44% in 2001 to 40% in 2002.

Following sharp falls in activity in 2001, the rate of decrease in industry demand began to abate in the first half of 2002 and the level of destocking stabilised. This was evidenced by turnover in the Electronics division, at constant exchange rates, being unchanged for the last three half-year periods at £347 million. A marginal improvement in trend was noticeable in the fourth quarter of 2002 with turnover 2% higher than the fourth quarter of the previous year, at constant exchange rates.

In the division's PWB Laminates sector, turnover for 2002 was down 32% on 2001 following a sharp fall in demand for printed circuit boards (PCBs). However, for the PWB Chemistry sector, where demand for its non-PCB products was less affected, turnover for 2002 was only 6% lower than 2001, at constant exchange rates. In the Equipment sector, turnover in both the first and second halves of 2002 remained depressed at a similar level to the second half of 2001 and, as a consequence, was 26% lower than the full year of 2001. The Assembly Materials sector was relatively less impacted by the downturn in the electronics industry, due to its broader product range and market reach, and turnover for 2002 was 10% lower than 2001, at constant exchange rates.

Operating profit

Despite a £158 million year-on-year reduction in turnover, the Electronics division recorded a broadly unchanged operating loss for 2002 compared with 2001. Significantly, the loss of prime margin from the lower turnover was almost entirely offset by extensive cost-cutting measures. Since the end of 2000, the division's headcount has been reduced by some 2,700 employees, representing 32% of its workforce, and 13 facilities have been closed or decommissioned.

The impact on operating profit of these initiatives is also evidenced by a £21.9 million reduction in the division's operating loss in the second half of 2002 compared to the second half of 2001, despite £20 million lower sales. Furthermore, on turnover of £169 million in the fourth quarter of 2002, the division operated at marginally better than break-even.

The particularly sharp falls in turnover experienced by the PWB Laminates sector and by the Equipment sector resulted in both sectors registering operating losses in 2002. Both the Assembly Materials and PWB Chemistry sectors, however, were profitable in 2002 and by the fourth quarter of 2002 the level of return on sales achieved by both sectors was similar to that of the fourth quarter of 2000.

Ceramics

	Turnover		Operating profit	
	2002 £m	2001 £m	**2002 £m**	2001 £m
First half	**345**	382	**18.6**	26.3
Second half	**360**	349	**27.5**	14.1
Year	**705**	731	**46.1**	40.4


Ceramics Turnover £m
400
350
300
250
200
150
100
50
0
H1
H2
H1
H2
Ceramics Operating profit* £m
2001
2002
15
10
0
-5
-15
-25
-30
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

Turnover

The Ceramics division's turnover for 2002 was down by 4% on 2001 and by 1% at constant exchange rates. The division's relative contribution to Group turnover of continuing operations increased from 38% in 2001 to 41% in 2002.

Approximately 70% of the division's turnover is linked to the level of steel produced in the markets within which it operates, principally the USA and Europe. A fall in US and UK steel production, which took hold in the fourth quarter of 2001 and continued into the first half of 2002, contributed to a decrease in demand for many of the division's products. This resulted in an 8% fall in turnover in the division's Iron and Steel sector in the first half of 2002, at constant exchange rates, compared with the first half of 2001. However, steel production recovered in the USA and in Continental Europe in the second half of 2002 and turnover for the Iron and Steel sector increased by 9% in the second half of 2002, at constant exchange rates, over the same period last year. As a result, the sector's turnover for 2002 was unchanged compared to 2001.

Turnover in 2002 in the Foundry sector, which is indirectly linked to the level of US and European steel production, decreased by 4% compared with 2001, at constant exchange rates. In the Glass sector, turnover was down 3% for the year although, with previously deferred furnace-lining projects coming on stream and strong growth in solar crucibles, turnover for this sector grew by 11% at constant exchange rates in the second half of 2002 over that of 2001.

Operating profit

The operating profit of the Ceramics division in 2002 was 14% higher than 2001 and was up by 16% at constant exchange rates. Despite turnover being £26 million lower than 2001, a £5.7 million improvement in operating profit was achieved. This was a result of both a better geographic sales mix and a reduction in the division's cost base due to a combination of cost-cutting initiatives and the now-completed three-year programme to integrate the Premier acquisition. The full benefits of these measures, together with a 3% increase in turnover, resulted in operating profit in the second half of 2002 being 95% higher than the second half of 2001. In the fourth quarter of 2002, the level of profitability improved further and, on sales of £188 million, return on sales for the division of 9% was at virtually the same level as that achieved in 2000.

Precious Metals*

	Turnover		Operating profit	
	2002 £m	2001 £m	**2002 £m**	2001 £m
First half	**163**	174	**6.8**	9.5
Second half	**160**	172	**10.2**	9.8
Year	**323**	346	**17.0**	19.3

*Excludes the results of the Precision Products sector that has been disposed.


Precious Metals Turnover £m
2001
2002
200
150
100
50
0
H1
H2
H1
H2
Precious Metals Operating profit* £m
2001
2002
12
10
8
6
4
2
0
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

Turnover

The Precious Metals division's turnover was down by 7% on 2001 and by 5% at constant exchange rates. The division's relative contribution to Group turnover increased from 18% in 2001 to 19% in 2002.

Traditionally, the division's turnover is higher in the second half of the year than in the first half due to a build-up in inventory by both jewellery manufacturing customers and retailers prior to the late November/December holiday season. In 2001, this increase did not arise, mainly due to the events of September 11, and the market remained soft in the first half of 2002. Furthermore, the customary inventory build-up did not take place in the second half of 2002 and, due to continued weakness in jewellery demand in the division's key markets in the USA and Europe, turnover was down 4% over the second half of 2001, at constant exchange rates.

Operating profit

The Precious Metals division's operating profit was 12% lower in 2002 than 2001 and down by 9% at constant exchange rates. The decrease arose entirely in the first half of 2002 as in the second half operating profit was 9% higher than the same period a year ago at constant exchange rates. This improvement in profitability was primarily due to increased higher value added sales in the USA and a reduction in headcount, principally in the European activities as part of the Cookson-CLAL integration programme that was initiated in 2001.

Discontinued operations

Turnover of £71 million (2001: £83 million) and operating profit of £8.6 million (2001: £10.9 million) for 2002 relates to the Company's Precision Products businesses and a number of small, non-core businesses that were sold in January 2003 and 2002 respectively. Turnover and operating profit of £87 million and £3 million respectively arose in 2001 primarily from the Magnesia Chemicals and Plastic Mouldings businesses which were sold in 2001.

Profit/(loss) before taxation*

	2002 £m	2001 £m
First half	**(11.9)**	30.9
Second half	**16.0**	(24.2)
Year	**4.1**	6.7

*Before exceptional items and goodwill amortisation


Group Profit before tax* £m
2001
2002
35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
H1
H2
H1
H2

* Before goodwill amortisation and exceptional items

Group profit before tax, exceptional items and goodwill amortisation for 2002 was £4.1 million compared with a profit of £6.7 million in 2001. However, in the second half of 2002, following both an improvement of £36.7 million in Group operating profit and £3.5 million lower interest costs, profit before tax improved by £40.2 million over the second half of 2001.

Group loss before taxation, after both exceptional items of £63.1 million and goodwill amortisation of £37.9 million, amounted to £96.9 million compared with a loss of £107.4 million in 2001.

Operating exceptional items

Operating exceptional items of £31.4 million were charged as a result of cost-saving initiatives instigated in 2001 and 2002 and included £16.2 million of asset write-offs. Of the total charge, £25.2 million arose in the Electronics division, primarily related to programmes to optimise the manufacturing capacity of the PWB Laminates sector in the USA and Europe. Operating exceptional charges of approximately £2 million are expected to accrue in 2003 in relation to programmes initiated in 2002.

Non-operating exceptional items

Net loss on sale or closure of operations

In 2002, the net loss on sale or closure of operations was £20.8 million which includes £6.3 million of goodwill written-off. This primarily relates to the sale of the Dental Products businesses and the disposal of certain small non-core activities in the Electronics division. The charge in 2001 of £57.6 million, as restated, primarily related to the sale of the Magnesia Chemicals and Plastic Mouldings businesses.

Net (loss)/profit on sale of fixed assets

The net loss on sale of fixed assets of £10.9 million in 2002 includes a gain on sales of land and buildings offset by an increase in the provision against the carrying value of the Company's ESOP shares and a write-off of certain fixed assets associated with closed facilities and product lines.

The net profit in 2001 of £13.3 million primarily arose from sales of land and buildings.

Net interest expense

Net interest expense increased marginally from £52.4 million in 2001 to £52.7 million in 2002. A decrease in interest paid on lower borrowings, due to both positive cash flow before financing and the £277.2 million net proceeds from the rights issue in August 2002, was offset by both higher average interest rates and a £3.6 million increase in amortisation of financing fees to £4.4 million. The average interest rate on borrowed monies, excluding amortisation of financing fees, at the end of 2002 was 6.6%. The Group enters 2003 with significantly lower borrowings than 2002 which will result in a lower interest charge.

Taxation

The Group recorded a net tax credit of £0.6 million in 2002 which consisted of a tax charge of £1.2 million on the Group profit before taxation, exceptional items and goodwill amortisation and a £1.8 million tax credit on net exceptional items and goodwill amortisation.

Following the adoption of FRS 19 "Deferred Taxation", the tax charge for 2001 was restated. This has resulted in a credit for taxation of £46.9 million arising for 2001 versus a credit of £3.1 million as previously reported.

Earnings per share (EPS)

Headline EPS, which is based on profit after tax but before goodwill amortisation and all exceptional items, amounted to 0.1 pence per share in 2002. This compared with the 0.7 pence EPS reported in 2001, before restatement to account for the adoption of FRS 19, as set out above. After restatement, EPS in 2001 amounted to 6.0 pence.

The average number of shares in issue during 2002 was 1,129 million, after taking account of the rights issue in August 2002, which compares with 740 million in 2001. The number of shares in issue at 31 December 2002 was 1,892 million.

Dividends

No dividend has been declared for 2002. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid in 2002 or until certain financial targets had been achieved. For the first half of 2001, an interim dividend of 4.5 pence per share was paid in October 2001.

Liquidity and Capital Resources

Cash flow statement

Cash flows from operating activities

In 2002, the Group generated £131.6 million net cash inflow from operating activities after exceptional operating costs. A feature of the strong cash flow performance was the £42.3 million improvement in trade working capital. The continued improvement in working capital in 2002 arose primarily from tight supply chain management and cash conservation initiatives implemented throughout the Group. This resulted in a £30.3 million reduction in inventory and a decrease in accounts receivable of £13.5 million. Cash outflows for rationalisation costs were £20.2 million in 2002 and the expected cash outflow in 2003 for rationalisation programmes already announced is approximately £14 million.

Capital expenditure

Payments to acquire fixed assets in 2002 decreased by 37% to £43.2 million from £68.4 million in 2001, principally attributable to reduced capacity requirements on lower activity levels. Capital expenditure payments were 0.7 times depreciation compared with 1.1 times in 2001. Receipts from the disposal of fixed assets, primarily in respect of the sale and leaseback of properties, were £8.0 million in 2002, down from £34.0 million in 2001.

Operating cash flow

Operating cash flow for 2002, being cash flow from operating activities less capital expenditure, amounted to £88.4 million; this compares favourably with an operating profit before exceptional items and goodwill amortisation of £56.8 million. The high rate of cash conversion, i.e. operating cash flow as a percentage of operating profit, that was achieved in 2002 has been a consistent feature of Cookson's performance in the last 5 years with the cash conversion rate for continuing operations over the period being 99%.


Cash conversion – 5 year history Cash flow as % of Operating Profit
250
200
150
100
50
0
1998
1999
2000
2001
2002
5 year average
Operating cash flow
Operating profit*
Ave 99%

* Before goodwill amortisation and exceptional items

Net interest paid

The cash outflow for interest paid in 2002 was £56.1 million compared with £59.5 million in 2001. Cash proceeds from the close-out of interest rate swaps amounted to £10.3 million in 2002 compared with £28.2 million in 2001.

Taxation

The £10.8 million net tax receipts for 2002 was primarily due to a refund of tax paid in prior periods arising from a carry-back of losses, mainly in the Group's US activities in 2001. In 2001, net tax payments amounted to £21.6 million.

Dividends paid

No dividends were paid in 2002, whereas dividends of 10.0 pence per share, amounting to £72.3 million, were paid in 2001.

Free cash flow

As a result of the above, free cash flow before and after dividends was £63.8 million in 2002 compared with £73.3 million before dividends and £1.0 million after dividends in 2001.

Acquisitions and disposals

In 2002, net cash outflow from acquisitions and disposals was £28.0 million. This comprised: an inflow of £3.8 million related to the disposal of Dental Products and a number of small non-core businesses; £14.6 million outflow for certain small acquisitions and a prior period acquisition earnout payment; and £17.2 million related to accrued costs for certain prior period business disposals.

Net cash inflow before and after financing

The aggregate effect of the above resulted in net cash inflow before financing of £35.8 million for 2002 compared with £36.2 million in 2001.In August 2002, the Group completed an 8-for-5 rights issue which raised net cash proceeds of £277.2 million which resulted in net cash inflow after financing of £313.0 million in 2002.

Subsequent event

In January 2003, Cookson disposed of its Precision Products sector for a total consideration of £47.6 million, payable as to £45.4 million in cash and £2.2 million in a subordinated loan note repayable in 8 years. The cash proceeds were used to reduce borrowings.

Group borrowings

The following table presents the Group's net debt position at 31 December 2001 and 2002, and also on a pro forma basis had the £45.4 million cash proceeds from the sale in January 2003 of the Precision Products businesses been received on 31 December 2002:

	At 31 December 2001 £m	**At 31 December 2002 £m**	*At 31 December 2002 (pro forma) £m*
Loan notes	391.6	**354.1**	*354.1*
Convertible bonds	80.0	**80.0**	*80.0*
Drawn committed bank facilities	291.1	**28.1**	–
Other loans and overdrafts	10.5	**8.5**	*8.5*
Borrowings	773.2	**470.7**	*442.6*
Cash and short-term deposits	(23.6)	**(42.5)**	*(59.8)*
Net debt	749.6	**428.2**	*382.8*

The Group's current long-term borrowing requirements have been satisfied by $570 million (£354.1 million) of long-term loan notes due for repayment between 2005 and 2012 and by £80 million of convertible bonds that are due for repayment in November 2004. The Group's near-term and mid-term borrowing requirements have been met primarily by a £291 million committed syndicated bank facility which matures on 30 September 2004. As at 31 December 2002, £28.1 million had been drawn down against the syndicated bank facility. All of the drawn amount was secured against certain assets of some of the Group's subsidiaries. Since the year end, the syndicated bank facility was reduced to £250 million following the sale of Precision Products.

Currency

The principal exchange rates used for the period were as follows:

	Year ended 31 December			
	2002	2001	**2002**	2001
	Average rate		Year end Rate	
US dollar ($ per £)	**1.50**	1.44	**1.61**	1.46
Euro (€ per £)	**1.59**	1.61	**1.53**	1.63
Singapore dollar (S$ per £)	**2.69**	2.58	**2.79**	2.69
Japanese yen (¥ per £)	**188**	174	**191**	191

Applying the average and year end currency rates for the year and as at 31 December 2001 respectively would have resulted in a reduction to the reported amounts for 2001 for operating profit before goodwill amortisation and exceptional items of £0.7 million and net debt of £27.3 million.

Pensions and other post-employment plans

The Group has defined benefit pension plans, primarily operative in the UK and USA. The valuation deficit on these plans, net of notional tax and actual balance sheet accruals, if accounted for in accordance with FRS 17, would have resulted in a reduction in shareholders' funds of £73.2 million at 31 December 2002.

The net valuation deficit reported at the end of 2001 amounted to £20.9 million with the increase in deficit in 2002 primarily due to a decrease in the value of equity investments held by the pension plans. As at 31 December 2002, 62% of the pension plans' £211 million assets were invested in equities, with the balance in bonds. After consultation with the trustees of the UK and US pension plans, it has been agreed to increase cash contributions to these plans by £5.0 million and £1.9 million respectively in 2003. The increase in cash contributions takes into account both the current valuation deficit and the long-term nature of the funding of the plans. The charge to the profit and loss account in 2003 for the UK pension plan will be unaffected by these increased cash contributions.

In addition, the Group has various post-employment plans which, based on actuarial estimates, have future liabilities of £30.3 million. All of these liabilities are unfunded, however, full provision for such is currently held on the Group balance sheet.

Change in accounting policy – deferred tax

The FRS 19 "Deferred Taxation" accounting standard was adopted in 2002 and, as a consequence, prior year comparatives have been restated. The effect of the change in accounting policy was to increase profit after tax in 2001 by £45.6 million (6.2 pence per share) and the value of deferred tax assets by £36.5 million as at 31 December 2001.

Carrying value of fixed assets

In accordance with FRS 11 "Impairment of Fixed Assets and Goodwill", the Company has carried out a review of the carrying value of the Group's tangible fixed assets and goodwill. No impairment charges relating to tangible fixed assets were required to be recognised in 2002, but £87.8 million of goodwill, which had previously been written-off directly to reserves in respect of the Equipment sector of the Electronics division, was determined to have become impaired. However, in accordance with the Company's accounting policy, no charge to the profit and loss account arises in respect of this goodwill impairment, having already been written-off.

Going concern

The financial statements have been prepared on the going concern basis as the Directors consider that the Company and the Group have adequate resources to continue in operation for the foreseeable future.



Dennis Millard
4 March 2003

Summary Financial Statement

Summary Group Profit and Loss Account

for the year ended 31 December 2002

	note	2002 £m	2001 As restated (note 2) £m
Turnover, including joint ventures	3	**1,791.9**	2,099.4
Operating profit/(loss), including joint ventures			
Continuing operations, including joint ventures		**48.2**	45.6
Operating exceptional items	4	**(31.4)**	(31.2)
Goodwill amortisation		**(37.9)**	(38.6)
Continuing operations		**(21.1)**	(24.2)
Discontinued operations	3	**8.6**	13.5
Total operating loss		**(12.5)**	(10.7)
Net loss on sale of operations	2, 5	**(20.8)**	(57.6)
Net (loss)/profit on sale of fixed assets	6	**(10.9)**	13.3
Loss before interest		**(44.2)**	(55.0)
Net interest		**(52.7)**	(52.4)
Loss before taxation		**(96.9)**	(107.4)
Taxation	2	**0.6**	46.9
Loss after taxation		**(96.3)**	(60.5)
Minority interests		**(2.1)**	(1.5)
Loss for the financial year		**(98.4)**	(62.0)
Dividends	7	**–**	(32.3)
Net loss		**(98.4)**	(94.3)
EPS, before exceptionals and goodwill	8		
– as previously reported			0.7p
– as restated		**0.1p**	6.0p
EPS, basic and diluted		**(8.7)p**	(8.4)p

Summary Statement of Group Cash Flows

for the year ended 31 December 2002

	note	2002 £m	2001 £m
Cash flow from operating activities		**131.6**	154.4
Dividends from joint ventures		**2.4**	6.2
Net interest paid	9	**(45.8)**	(31.3)
Taxation receipts/(payments)		**10.8**	(21.6)
Net capital expenditure		**(35.2)**	(34.4)
Free cash flow before dividends		**63.8**	73.3
Net proceeds from business divestments		**3.8**	60.1
Consideration for business acquisitions		**(14.6)**	(19.5)
Other, including prior years' disposals costs		**(17.2)**	(5.4)
Dividends paid		**–**	(72.3)
Net cash inflow before financing		**35.8**	36.2
Issue of shares	11	**277.2**	1.7
Net cash inflow after financing		**313.0**	37.9
Increase in short-term deposits		**(8.9)**	–
Decrease in debt		**(294.4)**	(27.7)
Increase in cash during the year		**9.7**	10.2

Analysis of Group Net Debt

	2002	2001
Net debt at 1 January	**749.6**	794.0
Net cash inflow after financing	**(313.0)**	(37.9)
Foreign exchange and other movements	**(8.4)**	(6.5)
Net debt at 31 December	**428.2**	749.6

Notes to the Summary Financial Statement

1 Summary Financial Statement The information given on pages 22 to 27 is only a summary of the information contained in the Company's full Directors' Report and Accounts for the year ended 31 December 2002. As such, it does not contain all of the information to allow as full an understanding of the results of the Group and of the state of affairs of the Company and Group, or of Directors' remuneration matters, as that provided by the full Directors' Report and Accounts. The Summary Financial Statement on pages 22 and 23 was approved by the Board on 4 March 2003 and was signed on its behalf by the Group Finance Director. The Company's auditors have reported on the full Report and Accounts and their report was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985. Shareholders have the right to obtain, free of charge, a copy of the latest full Directors' Report and Accounts from the Company's Registrar at the address shown on page 29, or can download a copy from the Group website, details of which are also on page 29.

2 Change of Accounting Policy The Company adopted, for 2002 *reporting, Financial Reporting Standard ("FRS") 19, "Deferred Taxation"*. The adoption of FRS 19 gives rise to a cumulative prior year credit adjustment to 2002 opening reserves of £36.5m (2001: £9.1m reduction). The comparative figures for 2001 have been restated in accordance with the new policy, resulting in a £43.8m increase in the tax credit for 2001 and a credit to the net loss on sale of operations of £1.8m.

3 Turnover and operating profit The Group's share of turnover and operating profit of joint ventures amounted to £62.9m (2001: £83.0m) and £1.8m (2001: £3.4m) respectively. The results of discontinued operations (sales £70.8m; 2001: £170.3m) comprise mainly the Group's Precision Products business and, additionally in 2001, the results of the Group's Plastic Mouldings and Magnesia Chemicals businesses.

4 Operating exceptional items The charges in 2002 and 2001 related to the implementation of rationalisation initiatives aimed at ensuring that the cost base of each of the Group's major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines.

5 Net loss on of sale of operations The sale of non-core businesses in 2002, including certain of the Group's Precision Products businesses, produced a net loss of £20.8m, after goodwill written-off of £6.3m. In January 2003, the Group disposed of the remainder of its Precision Products businesses for consideration of £47.6m, generating a net profit of £1.5m after goodwill written-off of £19.4m. The sale of non-core businesses in 2001, including the Group's Plastic Mouldings and Magnesia Chemicals businesses, produced a net loss of £57.6m, as restated, and after goodwill written-off of £63.2m.

6 Net (loss)/profit on sale of fixed assets The net loss of £10.9m in 2002 (2001: £13.3m profit) included provisions to write-down certain fixed assets associated with closed facilities and product lines and a charge of £7.8m in respect of the Company's ESOP, comprising a provision against the carrying cost of the ESOP-held Company shares, together with the write-off of options taken out over shares to satisfy ESOP obligations no longer likely to be exercised. The sale of certain of the Group's UK properties generated a profit of £2.3m (2001: £13.5m), for cash proceeds of £8.0m (2001: £28.4m).

Auditors' Statement

7 Dividends No dividends are proposed to be paid in respect of 2002.

8 Earnings per share (EPS) Basic and diluted EPS are calculated using a weighted average of 1,129m ordinary shares in issue during the year, as adjusted for the rights issue in August 2002. The Directors believe that the calculation of EPS excluding goodwill amortisation and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earnings of the Group. Using this measure, EPS amounted to 0.1p per share in 2002. This compared with the 0.7p EPS reported in 2001, before restatement to account for the adoption of FRS 19 "Deferred Taxation". After restatement, EPS in 2001 amounted to 6.0p.

9 Interest In 2002, as part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, a number of interest rate swaps were closed-out. This generated £10.3m (2001: £28.2m) in cash proceeds which are included in arriving at net interest payments for 2002 of £45.8m (2001: £31.3m).

10 Goodwill Included in fixed assets is £598.3m of goodwill (2001: £664.9m). Goodwill arising in 2002 amounted to £13.3m (2001: £1.8m) and is being amortised over its estimated life of up to 20 years. Accumulated goodwill arising prior to 1998, which remains fully written-off against Group reserves, amounts to £430.6m (2001: £433.6m). Of the goodwill previously written-off against Group reserves, £87.8m was recognised as being impaired following a review of the carrying value of the Group's goodwill as required by FRS 11. In accordance with the Company's accounting policy, no charge to the profit and loss account arises in respect of this impairment.

11 Rights issue In August 2002, the Company completed an 8-for-5 rights issue which raised net cash proceeds of £277.2m.

Summary Group Balance Sheet

as at 31 December 2002

	note	2002 £m	2001 As restated (note 2) £m
Fixed assets	10	1,076.0	1,231.9
Current assets	2	648.2	737.8
Creditors falling due within one year		(375.7)	(433.6)
Net current assets		272.5	304.2
Total assets less current liabilities		1,348.5	1,536.1
Creditors falling due after one year	2	(552.6)	(847.8)
Provisions		(67.8)	(91.2)
		728.1	597.1
Equity capital		375.4	363.8
Reserves		341.9	223.3
Minority interests		10.8	10.0
		728.1	597.1
Net borrowings included above:			
Borrowings – short-term		14.5	17.0
– long-term		456.2	756.2
Total gross borrowings		470.7	773.2
Less: cash and short-term deposits		(42.5)	(23.6)
Total net borrowings		428.2	749.6

Statement of the independent auditors to the members of Cookson Group plc pursuant to section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 22 and 23.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible, in accordance with applicable UK law, for preparing this Annual Review 2002 booklet ("Annual Review"). Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full annual Directors' Report and Accounts, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for the use in the United Kingdom. Our report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the Summary Financial Statement is consistent with the full Directors' Report and Accounts of Cookson Group plc for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc.

KPMG Audit Plc Chartered Accountants
Registered Auditor, London
4 March 2003

Summary Directors' Report

Business Review

Cookson is a leading materials technology company which provides materials, equipment, processes and services to customers worldwide. The Group's operations are formed into three divisions: Electronics, Ceramics and Precious Metals.

A review of the Group's operations during the year and of any significant likely future developments or subsequent events, are reported in the Finance Director's Review and statements of the Chairman and Chief Executive.

Financial Results

The financial results for the year are set out on page 22 and 23.

No interim dividend was paid during 2002 and the Directors do not recommend the payment of a final dividend for the year ended 31 December 2002. The Company's current dividend policy is that no cash dividends will be paid until certain financial targets have been achieved. This policy will be kept under review.

Corporate Governance

The Company has throughout the year ended 31 December 2002 fully complied with the Principles of Good Governance and Code of Best Practice ("Code") annexed to the Listing Rules of the UK Listing Authority.

The Company acknowledges the release of the reports resulting from the Higgs and Smith reviews, which give provisional guidance with regard to the role of non-executive directors and audit committees, respectively. Based on a preliminary review of the proposed changes to the Code which could result from these reports, the Company would not anticipate having to modify significantly its current corporate governance structure, policies and procedures to comply with such changes. The Company is also monitoring the introduction of the Sarbanes-Oxley Act 2002 and the regulations that relate to it. The Company will take steps to comply with its requirements in so far as they relate to Cookson.

Directors

Ultimate responsibility for the management of Cookson rests with the Board of Directors, which met as a full Board on six scheduled occasions during 2002 and on a similar number of occasions on an ad hoc basis to consider Group and divisional performance; to approve transactions including acquisitions, divestments, capital expenditure and other matters reserved for the Board; to review the Group's strategy and annual budget; to approve financing and treasury policy and major fund-raising initiatives; and to consider research and development, health, safety and environmental matters and risk management.

The principal committees of the Board are the Audit, Remuneration, Finance and Nominations Committees. Each Committee has written terms of reference agreed by the Board. The Audit and the Remuneration Committee each comprise only non-executive Directors.

The Board currently has nine Directors, comprising the non-executive Chairman, the Group Chief Executive and three other executive Directors and four non-executive Directors. Details of individual Directors are set out on page 28. The Board considers the Chairman and each of the other non-executive Directors to be independent of management and free from any business or other relationship which could affect the exercise of their independent judgement. The Company has reviewed the availability of the non-executive Directors and considers that each of them is able to devote the agreed amount of time to the Company's business. The Articles of Association of the Company require that Directors submit themselves for re-election at least every three years.

Sir Bryan Nicholson, Chairman of the Company since 1998, will retire at the AGM and will not seek re-election. In addition, Mr R N Haythornthwaite, a non-executive Director since 1999, will retire at the AGM and has decided not to seek re-election. The process of recruiting two new non-executive Directors, one of whom will become Chairman, is at an advanced stage and the Company expects to make an announcement very shortly.

Mr A G L Alexander will retire at the AGM and will offer himself for re-election. Mr Alexander completes his second term of three years as a non-executive Director in 2003 and, in view of the contribution he has made to the Board, particularly in his role as the senior non-executive Director, the Board has asked him to serve another three-year term, subject to his re-election by shareholders at the forthcoming AGM.

Neither the Chairman nor the other non-executive Directors are members of the Group's pension plans, nor do they participate in the Group's incentive schemes.

Employment Policies

Cookson is managed on a decentralised basis and, within each division, it is the responsibility of the relevant Divisional Chief Executive to adopt employment policies and practices that best suit the size, style and geographical location of their operations. This allows the Group's operations to respond competitively to changes in the marketplace and to develop and retain a strong sense of identity whilst benefiting from being a part of a major international group.

In each country in which the Group operates, the pension arrangements in place are considered to be consistent with good employment practice in that particular area. The majority of pension fund assets and liabilities are in the UK and USA. In plans throughout the Group, independent advisers are used to ensure that the assets of the plans are invested in the best interests of the plan members. Group policy prohibits investment of pension fund assets in its own businesses. Outside the UK and the USA, the majority of pension plans in the Group are defined contribution in nature.

Internal Control

The Directors are responsible for the establishment and maintenance of the Group's system of internal control.

The Company has complied with the provisions of the Code on internal control which require that the Directors review the effectiveness of the Group's system of internal controls, including financial, operational, compliance and risk management. Whilst no system of internal control can provide absolute assurance against material misstatement or loss, the Group's system is designed to provide the Directors with reasonable assurance that problems are identified on a timely basis and are dealt with appropriately. Subject thereto, based on their review of the Group's system of internal controls, which include disclosure controls and procedures, the Directors consider them to be effective. Since the date of the Directors' review, there have been no significant changes in internal controls or other matters which could significantly affect them.

The internal control system is monitored and supported by an internal audit function that operates on a global basis and which reviews internal controls in Group operations. The Audit Committee receives reports from the internal auditors on a regular basis and reports, in turn, to the Board on the results of its review.

Corporate Responsibility

As a leading international group, Cookson recognises that it is part of a wider community of stakeholders, including investors, employees, customers, business associates and local communities and that appropriate attention to the fulfillment of its corporate responsibilities can enhance the quality of these relationships. This in turn can lead to improved operational and financial performance. In structuring its approach to the various aspects of corporate social responsibility, the Company takes account of guidelines and statements issued by various shareholder representative and other regulatory bodies from around the world.

Social, environmental and ethical matters are reviewed by the Board, particularly as regards the impact which such matters may have on the Group's risk management position and the internal control systems in place for managing any significant associated risks.

Code of Conduct

The Company has a Code of Conduct ("Cookson Code"), which has been distributed throughout the Group in twelve languages and by which all its businesses should operate. The Cookson Code emphasises the Company's commitment to compliance with the highest standards of legal and ethical behaviour. The Cookson Code is reproduced in full on the Group's website.

As stated in the Cookson Code, the primary goal of Cookson is the protection and advancement of the interests of investors by providing attractive returns on a long-term basis. In striving to achieve this goal, management must conduct its business in a responsible manner, while engaging in careful risk-taking as an essential ingredient of business success.

Cookson seeks to be a good corporate citizen wherever it conducts business. Group businesses must respect and take into account regional and local concerns, customs and traditions. The Cookson Code requires employees to observe all national and local laws and never seek to gain any advantage through the inappropriate use of payments, business courtesies or other inducements. Bribery is strictly prohibited.

Health, Safety and Environment

Cookson has a Health, Safety and Environment ("HS&E") Policy, which is reproduced in full on the Group's website.

The Policy is based on the principle that Cookson should operate in a manner which preserves health, safety and a sound environment and that it is important to secure the involvement and commitment of everyone in the organisation. For Cookson companies worldwide, the minimum acceptable standard is to meet their legal HS&E obligations. The aim throughout the Group is to improve standards continually.

The Board ultimately assumes overall responsibility for the HS&E Policy. The Corporate HS&E team works closely with executives, line managers, HS&E specialists and co-ordinators throughout the Group. A reporting system is in place to collect, collate and report on key performance indicators. Companies throughout the Group are involved in initiatives to improve performance in HS&E areas, including many which involve collaboration with customers and suppliers. The aim is to improve the efficiency of products and manufacturing processes, whilst maintaining or improving their compliance with relevant regulatory requirements.

Share Capital

Ordinary shareholders of the Company on the register at the close of business on 1 August 2002 were offered, by way of a rights issue, 1,164.1m new ordinary shares on the basis of eight new ordinary shares of 1p each for every five ordinary shares of 50p each they held. These shares were fully subscribed, resulting in total proceeds on issue of £277.2m, net of expenses. Under the rules of the Company's share option schemes and in accordance with Inland Revenue approval, adjustments were made to the option price and to the number of ordinary shares under option for all options outstanding as at the date of the rights issue.

Prior to the rights issue, the nominal value of 50p of each existing ordinary share exceeded the proposed issue price of 25p of each new share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore, in order to effect the rights issue, the existing shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 1p and one deferred share of 49p. This resulted in 727.6m ordinary shares and 727.6m deferred shares being created under a share capital reorganisation.

After the rights issue, as at 31 December 2002, the Company's issued equity share capital amounted to £375.4m and comprised 1,891.7m ordinary shares of 1p with an aggregate nominal value of £18.9m and 727.6m deferred shares of 49p with an aggregate nominal value of £356.5m.

Each ordinary share of 1p has the same rights (including voting and dividend rights and rights on a return of capital) as each ordinary share of 50p did prior to the share capital reorganisation. The rights attached to the deferred shares, which are not listed, renders them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course. The share capital reorganisation did not affect the Company's or the Group's net assets.

By Order of the Board



Richard Malthouse Group Secretary
4 March 2003

Summary Remuneration Report

The Remuneration Committee members are all the non-executive Directors, chaired by Mrs J de Moller. All the members are independent and are listed on page 28. The Committee's principal roles are to determine policy for senior executives and set the appropriate remuneration for the executive Directors and the Group Secretary. The Board considers the remuneration policy for the non-executive Directors, including the Chairman, after considering the role and responsibilities of each Director and the practice of other companies.

Remuneration Policy for Senior Executives

The Committee has established a framework of employment and remuneration policies for the Group's most senior executives, including executive Directors, to foster sound corporate behaviour within a high-performance culture. In formulating remuneration policy, the Committee has regard to the international scale and nature of the Group's operations, and particularly to employment practices in the USA, Continental Europe and the UK where 67%, 14% and 12% respectively of the Group's senior executives are based.

Annual Salary and Benefits

Base salary is set by reference to market rates in the relevant country for jobs of similar complexity and responsibility. Market medians established by independent remuneration studies are used as the benchmarks for salaries. The salaries of individual executives and Directors are reviewed annually.

Pension and life assurance benefits provided for executive Directors and senior executives reflect market practice in the countries in which they are employed. Retirement benefits are accruing for each of the four executive Directors under money purchase or defined benefit plans. Company contributions to these plans in 2002 were £252,463. Executive Directors participate in benefit programmes largely on the same basis as all other Group senior executives, with any additional individual arrangements being specified by contract. Such benefits are compared with those provided to senior executives in similar companies.

Variable Remuneration

The desired objective of the policy is that variable remuneration could represent up to 50% of total remuneration, excluding pensions and benefits. This could arise through the achievement of a combination of annual and three-year incentive programmes.The performance criteria for incentives are reviewed and set at the beginning of each year to reflect current business requirements and the individual's role.

The annual incentive for senior executives is based on achievement of financial targets and personal objectives. For 2003, annual incentive for executive Directors is to be based only on the achievement of profit and cash flow targets.

Achievement of targeted business performance measured over three-year periods is rewarded in a mix of cash, shares and share options by a combination of the long-term incentive plan ("the MTI plan") and share option schemes. The MTI plan measures performance in three-year rolling (i.e. overlapping) cycles, making single, annual awards based on performance at the end of each cycle.

Since the year end, the Board has reviewed its practice for awarding share option grants and has decided to make changes in respect of any grants made in 2003 and subsequent years. These changes are aimed at enhancing the performance culture of the Group within which share option grants will be based on individuals' contribution and potential rather than a simple multiple of salary. The Committee has decided to apply the same approach to the executive Directors. Options normally only become exercisable if the growth in earnings per share before goodwill amortisation and exceptional items has been at least equal to the increase in the UK Retail Price Index plus 3% per annum (2% per annum for options granted in 1995 and 1996) for a consecutive three-year period. More demanding performance criteria attach to the options granted to the executive Directors in November 2002.

Directors' Service Contracts

The Board has determined that any new executive Director would be appointed with a notice period not exceeding one year, although in certain circumstances, the Board would consider a longer initial fixed term.

Where Directors are primarily employed outside the UK, their contracts reflect local law and employment practice for senior executives.

The Board recognises that market practice changes over time. With this in mind, Mr S L Howard, Group Chief Executive, has agreed with the Committee changes to his contractual agreements to take account of current UK corporate governance guidance. He now has a notice period not exceeding twelve months from the Group. In agreeing the new basis of compensation in the event of termination without cause, the Committee was mindful of Mr Howard's existing entitlements and protections and is satisfied that the new terms, which include mitigation in respect of any new employment, represent a significant reduction in exposure for the Group. No compensation has been paid or is payable to Mr Howard in respect of the changes to his contracts of employment.

The contracts of Mr D H Millard, Group Finance Director provide for a notice period of two years or liquidated damages on termination. Mr Millard and the Committee have agreed to review the terms of his contracts. Mr G C Cozzani, who is responsible for the Group's Ceramics division and is based in Brussels, has contractual arrangements that are subject to Belgian labour law, under which it is currently possible that a settlement for termination of employment could vary from that contracted. Mr R P Sharpe, who is responsible for the Group's Electronics division and is based in the USA, is employed on terms in line with US market practice for senior executives. Accordingly, the Committee does not consider it in the best interests of shareholders to seek changes to the contracts of Mr Cozzani or Mr Sharpe at this time.

In accordance with the Code, each non-executive Director is appointed for an initial fixed term of approximately three years and, thereafter, subject to approval of the Board, for a further three-year term.

Directors' Interests

The beneficial interests of the Directors and their families in the ordinary shares of the Company and the options over ordinary shares held by Directors' were as shown below. Each Director took up their full entitlement under the terms of the Company's rights issue in August 2002.

Directors' Shareholdings

	Ordinary Shares		Share Options	
	At 31 Dec No of 1p shares	At 1 Jan No of 50p shares	2002 No of 1p shares	2001 No of 50p shares
A G L Alexander	**312,000**	100,000	**–**	–
G C Cozzani	**158,028**	50,780	**3,195,353**	1,689,712
J F de Moller	**45,500**	7,500	**–**	–
R N Haythornthwaite	**146,169**	11,219	**–**	–
S L Howard	**713,976**	188,995	**7,624,984**	4,320,072
D H Millard	**399,999**	128,752	**3,394,098**	1,747,188
Sir Bryan Nicholson	**702,000**	170,000	**–**	–
B W Perry	**26,000**	–	**–**	–
R P Sharpe	**478,707**	174,122	**4,550,694**	2,628,665

Note as at 31 December 2002 all the outstanding options held by the Directors had exercise prices above the market price of the Company's shares.

Remuneration Summary 2002

In light of the Group's financial position, the executive Directors elected to freeze their base salaries for the whole of 2002. Base salaries for executive Directors were last increased on 1 January, 2001 and the Committee decided to increase them from 1 January 2003 by 4%, which was in line with increases given at that date to other senior executives in the Group.

2002 annual incentive targets for the executive Directors were for profit before tax (45% of maximum incentive) and cash flow (40%). The remaining 15% of annual incentive was based on achievement of personal objectives, which were also determined by the Committee.

As the Group did not achieve its threshold level of performance with respect to profit, no entitlement was earned for this part of the annual incentive. Despite falling short of profit targets, the Group generated £63.8m free cash flow and, as a consequence, the Group exceeded its threshold level of cash flow performance. The achievement of cash flow targets and personal objectives is reflected in the bonuses payable to senior executives, including the executive Directors. No incentive bonuses were paid to executive Directors in respect either of the completion of the rights issue or any business disposals.

For the period 2000-2002, the MTI plan performance measures had a mixture of profit and return on investment targets. Group results were below the threshold performance levels set by the Committee and, as a consequence, those executives, including executive Directors, whose long-term incentive was based on Group results will receive no payment for this period under this particular plan.

The grant of share options was determined as a multiple of base salary and ranged from a multiple of one-third of base salary to a maximum of twice base salary per annum for executive Directors. In addition to grants of share options to senior executives and executive Directors, the annual entitlement to which is delivered in two tranches during the year, grants were made to other key or high potential employees.

Share options are normally granted at the market price prevailing at the time of grant. However, the options granted in November 2002 to executive Directors and executives generally were granted at 25p, a premium to the then market price.

The following table details the remuneration payable to each Director in respect of the year ended 31 December 2002, together with comparative totals in respect of 2001. The 2001 remuneration comparatives for Messrs Howard, Sharpe and Millard reflect a reduction in their base salaries of £26,533, £15,387 and £4,240 respectively resulting from them voluntarily taking periods of unpaid leave during the year. In addition, in 2001, Mr Howard waived his right to any potential bonus in respect of 2001. If he had not waived his right, the annual incentive he could have received would have been £179,366, equivalent to 26% of his base salary. If Mr Howard had not voluntarily elected to accept these reductions in salary and incentive payments, his remuneration in 2001 would have been £966,920. The 2001 "proforma" remuneration figures in the table show what the comparatives would have been had these voluntary reductions not applied.

Directors' Remuneration

		Total Remuneration	*Proforma Remuneration*
	2002 £	2001 £m	*2001 £m*
Chairman (non-executive)			
Sir Bryan Nicholson	**195,741**	183,939	*183,939*
Executive Directors			
G C Cozzani	**440,511**	468,534	*468,534*
S L Howard	**986,884**	761,021	*966,920*
D H Millard	**420,456**	407,159	*411,399*
R P Sharpe	**523,232**	530,370	*545,757*
Non-executive Directors			
A G L Alexander	**38,000**	37,250	*37,250*
J F de Moller	**38,000**	34,033	*34,033*
R N Haythornthwaite	**28,000**	27,250	*27,250*
B W Perry	**28,000**	–	*–*
G T Parkos (retired 31/12/ 2001)	**–**	30,409	*30,409*
Total Directors' remuneration	**2,698,824**	2,479,965	*2,705,491*

Performance Graphs

Internally, the Board compares Cookson's Total Shareholder Return against the Total Return of its principal sectors – engineering and electronics. This comparative performance over the last five years is shown in the following graph, with comparison against the return on the FTSE 250 index being shown in the bottom graph.


% 200
150
100
50
0
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Cookson Group plc
Average of FTSE Engineering & Machinery Sector and FTSE Electronic & Electrical Equipment Sector


% 200
150
100
50
0
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Cookson Group plc
FTSE 250

On behalf of the Board

June de Moller
Chairman, Remuneration Committee
4 March 2003

Board of Directors



Sir Bryan Nicholson 70 [1,2,3,4]
Chairman
Joined the Company in 1998, was appointed Chairman of the Board in October of that year and is also Chairman of the Finance and Nominations Committees.

Sir Bryan is Pro-Chancellor and Chairman of the Council, Open University, Chairman of The Financial Reporting Council Limited and is a non-executive Director of Equitas Holdings Limited.



Stephen Howard 49 [3,4,6]
Group Chief Executive
Appointed Group Chief Executive in 1997, having been a Director of the Company since 1992.

Stephen joined the Group in 1985 and is a non-executive director of Slough Estates plc and Novar plc.



Gian Carlo Cozzani 62 [6]
President/Chief Executive Officer of the Ceramics Division
Joined the Group in 1988 and became a Director in 1999.



Dennis Millard 54 [4,6]
Group Finance Director
Joined the Company and was appointed Group Finance Director in 1996.

Dennis is a non-executive director of ARC International plc.



Raymond Sharpe 54 [6]
Chief Executive Officer of the Electronics Division
Joined the Group in 1984 and became a Director in 1995. Raymond is a non-executive director of S.P.S. Technologies, Inc. (USA).



Anthony Alexander 64 [1,2,5]
Non-executive Director
Appointed to the Cookson Board in 1996 and is Chairman of the Audit Committee.

Anthony is Deputy Chairman of Imperial Tobacco Group plc and a non-executive director of Misys plc and Platinum Investment Trust plc.



June de Moller 55 [1,2]
Non-executive Director
Appointed to the Cookson Board in 1999 and is Chairman of the Remuneration Committee.

June is a non-executive director of Archant Limited, London Merchant Securities plc and J Sainsbury plc.



Richard Haythornthwaite 46 [1,2]
Non-executive Director
Appointed to the Cookson Board in 1999.

Richard is Chief Executive Officer of Invensys plc and is a non-executive director of Imperial Chemical Industries plc and Lafarge SA.



Barry W Perry 56 [1,2]
Non-executive Director
Appointed to the Cookson Board in January 2002.

Barry is Chairman and Chief Executive Officer of Engelhard Corporation and is also a non-executive director of Arrow Electronics, Inc.



Richard Malthouse 51 [6,7]
Group Secretary
Appointed Group Secretary in 1993.

[1] Member of the Audit Committee
[2] Member of the Remuneration Committee
[3] Member of the Nominations Committee. The membership also includes any two non-executive Directors
[4] Member of the Finance Committee
[5] Senior independent non-executive Director
[6] Member of the Executive Committee
[7] Not a member of the Board

Ages as at 4 March 2003

Shareholder information

Enquiries

Ordinary Shares
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel (UK only) 0870 600 3984
Tel (non-UK) +44 121 433 8000
Fax +44 (0)1903 854031

7% Convertible Bonds
J P Morgan Chase Registrars
Balfour House
390-398 High Road
Ilford, Essex IG1 1NQ
Tel +44 (0)20 8478 6494
Fax +44 (0)20 8478 2876

For the hard of hearing, Lloyds TSB offer a special Textel service which can be accessed by dialling 0870 600 3950. All other shareholder enquiries should be addressed to the Group Secretary at the Registered Office or emailed to:
shareholder.information@cookson.co.uk.

American Depositary Receipts
The Company has an unlisted American Depositary Receipt Programme sponsored by Citibank. For further information, please call Citibank's helpline in the USA on +1 877 248 4237 or by e-mail at citibank@em.fcnbd.com or write to
Citibank Shareholder Services
PO Box 252
Jersey City
NJ 07303-2502.

Registered Office and Group Head Office
Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ
Tel +44 (0)20 7766 4500
Fax +44 (0)20 7747 6600 (Registered in England & Wales No. 251977)

Low cost postal share dealing service
The Company has arranged a low cost postal share dealing service for shares in Cookson Group plc with Cazenove & Co. Ltd., which provides shareholders with a simple, low cost method of buying and selling Cookson shares. For further information please contact Cazenove & Co. Ltd. (Tel +44 (0)20 7606 1768).

Registration with the US Securities and Exchange Commission (SEC)
The Company will file its Annual Report on Form 20-F with the SEC on or before 30 June 2003. Copies of the Company's Form 20-F may then be obtained from the Group Secretary at the Registered Office.

Shareview
A website, www.shareview.co.uk has been developed by Lloyds TSB Registrars, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions. In order to gain access to shareholdings the shareholder reference number is required which can be found at the top of share certificates.

In addition, shareholders can now register to receive shareholder communications, including the Annual Review, the Directors' Report and Accounts and Notices of Meetings electronically, rather than in paper form using Shareview. The registration process requires input of your shareholder reference number. To ensure that shareholder communications are received in electronic form, "email" should be selected as the mailing preference. Once registered, shareholders will be sent an email notifying them each time that a shareholder communication has been published on the website and providing them with a link to the page on our website on which it may be found.

Corporate Website
Shareholder and additional corporate information about the Company can be accessed on the Corporate Website:
www.cooksongroup.co.uk

On the website you can:
- view Cookson's share price (updated every 15 minutes during market hours)
- view Cookson's dividend history
- access published Annual & Interim Reports and Form 20-F filings
- find out other information on Cookson
- view Cookson press announcements
- access links to other company sites and various industry-related sites

Financial Calendar

2003 Annual General Meeting	24 April 2003
Announcement of 2003 half year results	July 2003
Announcement of 2003 full year results	February/March 2004

Analyses of ordinary shareholders

	Investor type			Shareholdings			
	Private	Institutional and other	Total	1–1,000	1,001–50,000	50,001–500,000	500,000+
Number of holders	6,821	1,621	8,442	2,505	5,379	307	251
Percentage of holders (%)	80.8	19.2	100	29.67	63.72	3.64	2.97
Percentage of shares held (%)	1.63	98.37	100	0.05	1.84	3.03	95.08

Cookson Group plc Form of Proxy

For use at the Annual General Meeting to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8AY on Thursday 24 April 2003 at 11.30 am.

I/We being a holder/holders of ordinary shares of Cookson Group plc and entitled to vote at the Annual General Meeting hereby appoint the Chairman of the Meeting or (see note 2)

[ ]

as my/our proxy to attend and, on a poll, to vote for me/us and on my/our behalf at the Meeting to be held on Thursday 24 April 2003 and at any adjournment thereof. This form of proxy is to vote on the resolutions listed below. Please indicate with a mark ☒ in each case how you wish the proxy to vote on your behalf. In the absence of any such indication and in relation to any other business arising at the Meeting the proxy will vote or abstain at his or her discretion.

Resolution	For	Against	Abstain
1. To receive the Company's accounts for 2002.	☐	☐	☐
2. To approve the Directors' Remuneration Report.	☐	☐	☐
3. That Mr A G L Alexander be re-elected a Director of the Company.*†	☐	☐	☐
4. That Mr R G Beeston be elected a Director of the Company.*	☐	☐	☐
5. That Mr M K Atkinson be elected a Director of the Company.*	☐	☐	☐
6. To re-appoint KPMG Audit Plc as Auditor.	☐	☐	☐
7. To authorise the Directors to determine the Auditor's remuneration.	☐	☐	☐
8. To authorise the Directors to allot relevant securites.	☐	☐	☐
9. To disapply pre-emption rights.	☐	☐	☐
10. To authorise the Company to purchase its own shares.	☐	☐	☐

*Member of the Audit and Remuneration Committees †Member of the Nominations Committee

Please see **Notes on completion and use** to the right of these resolutions.

Signature	Dated 2003

Cookson

Cookson Group plc Shareholder admittance card

Annual General Meeting of the Company to be held at
Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8AY
on Thursday 24 April 2003 at 11.30am

Attendance at the meeting Admittance card

If you intend to be present at the Meeting please sign this card and present it at the Registration Desk on arrival in order to assist admittance procedures. If you appoint a proxy it is not necessary to hand this card to your proxy.

The Registration Desk will exchange this card for a voting pass.

Signature	Dated 2003

A map showing the location of Merchant Taylors' Hall is printed overleaf

Form of Proxy Notes on completion and use:

1. Only holders of ordinary shares, or their duly appointed representatives, are entitled to attend and vote at the Meeting. A member so entitled may appoint (a) proxy(ies), who need not be (a) member(s), to attend and vote on his/her behalf. A proxy may not speak at the Meeting, except with the permission of the Chairman of the Meeting.
2. If you wish to appoint a proxy other than the Chairman of the Meeting please insert his/her name, delete the words "Chairman of the Meeting or" and initial the alteration. A proxy need not be a member of the Company.
3. This proxy form, together with any power of attorney under which it is signed, should reach the offices of the Registrar of the Company not less than 48 hours before the time for holding the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) for the taking of the poll at which it is to be used.
4. In the case of a corporation the form must be under seal or under the hand of a duly authorised officer of the corporation.
5. In the case of joint holders the vote of the senior holder who tenders a vote will be accepted to the exclusion of the other joint holders and, for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
6. The completion and return of this proxy form will not preclude you from attending and voting at the Meeting should you subsequently decide to do so.

RESPONSE LICENCE No.
SEA7144

2



The Registrar
Cookson Group plc
Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AR



Merchant Taylors' Hall
Bank of England
Stock Exchange
Royal Exchange
Bank
MOORGATE
LOTHBURY
PRINCES ST.
POULTRY
QUEEN VICTORIA STREET
THROGMORTON STREET
OLD BROAD STREET
THREADNEEDLE STREET
CORNHILL
BISHOPSGATE
LEADENHALL STREET
KING WILLIAM STREET
LOMBARD STREET
CANNON STREET
GRACECHURCH ST.
FENCHURCH STREET
LIME STREET

Merchant Taylors' Hall has two entrances. Please use the Functions Entrance next to 28/29 Threadneedle Street.
The nearest tube station to Merchant Taylors' Hall is Bank.
There is no parking available in the vicinity of Merchant Taylors' Hall.

Cookson Group plc Annual General Meeting 2003



This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser. If you have sold or transferred all your shares in Cookson Group plc, please pass this document and the accompanying form of proxy to the stockbroker, bank or other agent through whom you made the sale or transfer, for transmission to the purchaser or transferee.

24 March 2003

To holders of ordinary shares and, for information only, to US resident holders of options granted under the Company's executive share option schemes and the US Stock Purchase Plan.

Dear Shareholder

Seventy-second Annual General Meeting

You will find set out on pages 3 and 4 a Notice convening the Annual General Meeting ("AGM") of the Company, to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8AY on Thursday 24 April 2003 at 11.30am. The Hall has facilities for attendees with disabilities and there will be an opportunity to meet Directors and senior executives of the Group both before and after the meeting.

Receipt of 2002 Annual Report and Accounts (Resolution 1)
Resolution 1 deals with the receipt of the Directors' report and audited accounts of the Company for the year ended 31 December 2002.

Directors' Remuneration Report (Resolution 2)
Resolution 2 appears at the AGM for the first time. With effect from 31 December 2002, all UK listed companies are required by The Directors' Remuneration Report Regulations 2002 to put the Directors' Remuneration Report (a summary of which appears in the Company's Annual Review 2002) to a shareholder vote. The vote is advisory in nature.

Re-election of a Director (Resolution 3)
Resolution 3 concerns the re-election, in accordance with the Company's Articles of Association, of Mr A G L Alexander, the senior independent non-executive Director, who is retiring at the AGM by rotation and will offer himself for re-election.

The biographical details of Mr Alexander are given on page 28 of the Annual Review 2002.

Election of a Director (Resolution 4)
Resolution 4 concerns the election, in accordance with the Company's Articles of Association, of Mr R G Beeston, who is considered to be independent and, having been appointed during the year, retires at the AGM and will offer himself for election.

The biographical details of Mr Beeston are given in the accompanying letter from Mr Alexander.

Election of a Director (Resolution 5)
Resolution 5 concerns the election, in accordance with the Company's Articles of Association, of Mr M K Atkinson, who is considered to be independent and, having been appointed during the year, retires at the AGM and will offer himself for election.

The biographical details of Mr Atkinson are given in the accompanying letter from Mr Alexander.

Re-appointment of Auditor and authorisation of Directors to determine its remuneration (Resolutions 6 and 7)
Resolutions 6 and 7 deal, respectively with the re-appointment of KPMG Audit Plc as auditor and the authorisation of the Directors to determine its remuneration for the current financial year. The level of remuneration paid in 2002 by way of audit fees to the Auditor, together with the amounts paid in respect of non-audit fees, are shown in Note 3 on page 23 of the Report and Accounts.

Directors' authority to allot shares (Resolution 8)
Resolution 8 renews the Directors' authority, granted by Shareholders at last year's AGM to allot relevant securities (primarily ordinary shares) under Section 80 of the Companies Act 1985. This authority will allow the Directors to allot relevant securities up to an aggregate nominal amount of £6,305,500 representing an amount equal to one-third of the Company's issued ordinary share capital as at 4 March 2003.

The Directors have no present intention of exercising this authority other than for any relevant grant of share options and for any scrip dividend. This authority will expire on the date of the Company's next AGM or 23 July 2004, if earlier.

Cookson Group plc Annual General Meeting 2003

Directors' authority to allot shares other than on a pre-emptive basis (Resolution 9)
Resolution 9 is a special resolution which renews the Directors' authority, granted by the Shareholders at last year's AGM, to allot equity securities (primarily ordinary shares) for cash to existing ordinary Shareholders in proportion to their existing holdings in connection with a rights issue and in other circumstances up to an aggregate nominal amount of £945,825. This amount represents approximately 5% of the issued ordinary share capital as at 4 March 2003. This authority will expire on the date of the Company's next AGM or 23 July 2004, if earlier.

Guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds state that no more than 7.5% of a company's issued ordinary share capital shall be allotted for cash on a non pre-emptive basis during any rolling three-year period. Less than 1% of the Company's issued ordinary share capital has been allotted for cash on a non pre-emptive basis during the three years ended 31 December 2002.

Authority for the Company to purchase its own shares (Resolution 10)
Resolution 10 is a special resolution and renews the authority given by Shareholders at the AGM in 2002 for the Company to purchase its own shares during the period until the conclusion of the Company's next AGM or 23 July 2004, if earlier. If approved, the resolution would authorise the Company to purchase up to a total of 189,165,013 ordinary shares (representing 10% of the issued ordinary shares as at 4 March 2003) as more specifically detailed in the Notice of Meeting on page 3. As at 4 March 2003, 157,415,196 ordinary shares were capable of issue in respect of the Company's 7% convertible bonds and options to subscribe for ordinary shares. This represents 8.32% of the issued ordinary share capital of the Company at that date which would increase to 9.25% if the authority to buy back shares under this resolution were used in full. No purchase by the Company of its own ordinary shares was made in 2002. The Directors consider it desirable that the Company be authorised to make such purchases so that the opportunity can be taken, if conditions are favourable, to enhance prospective earnings per share. The Board has no present intention of exercising this authority.

Ordinary and Special Resolutions
Ordinary resolutions require a simple majority of Shareholders voting in person or by proxy to pass the resolutions, whereas special resolutions require at least 75% of Shareholders voting in person or by proxy to pass the resolutions.

Questions
Shareholders who wish to put any questions to the Board prior to the AGM are invited to send these for the attention of the Group Secretary at The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England (e-mail: shareholder.information@cookson.co.uk, fax +44 (0) 20 7747 6600).

Annual General Meeting
Ordinary Shareholders will find enclosed a reply-paid form of proxy for use at the AGM. Whether or not you intend to be present at the AGM you are particularly requested to complete and return the form of proxy as soon as possible and, in any event, so as to arrive not less than 48 hours before the time the AGM begins. The completion and return of a form of proxy will not preclude you from attending the AGM and voting in person if you subsequently wish to do so.

The Directors recommend Shareholders to vote in favour of each of these resolutions, which they consider to be in the best interests of Shareholders as a whole, as they intend to do in respect of their own beneficial shareholdings.

Yours sincerely



Sir Bryan Nicholson
Chairman

A form of Proxy for the Annual General Meeting is enclosed and should be completed and returned so as to reach the Company's Registrar not less than 48 hours before the time the Meeting begins. Completion and return of the Proxy will not prevent you from attending and voting at the Meeting in person, should you wish.

NOTICE IS HEREBY GIVEN that the Seventy-second Annual General Meeting of Cookson Group plc will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8AY on Thursday 24 April 2003 at 11.30am for the transaction of the following business:

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1 THAT the report of the Directors and the audited accounts of the Company for the year ended 31 December 2002 be received. See Chairman's letter – page 1.

2 THAT the Remuneration Report of the Directors be approved. See Chairman's letter – page 1.

3 THAT Mr A G L Alexander be re-elected a Director of the Company. See Chairman's letter – page 1.

4 THAT Mr R G Beeston be elected a Director of the Company. See Chairman's letter – page 1.

5 THAT Mr M K Atkinson be elected a Director of the Company. See Chairman's letter – page 1.

6 THAT KPMG Audit Plc be re-appointed as Auditor of the Company to hold office from the conclusion of the Meeting until the conclusion of the next General Meeting of the Company at which accounts are laid. See Chairman's letter – page 1.

7 THAT the Directors be authorised, subject to the passing of resolution 6 above, to determine the Auditor's remuneration. See Chairman's letter – page 1.

8 THAT the authority conferred on the Directors by paragraph 9.2 of Article 9 of the Company's Articles of Association be renewed for the period ending on the date of the Company's Annual General Meeting in 2004 or on 23 July 2004, whichever is the earlier, and that for such period the Section 80 amount shall be £6,305,500. See Chairman's letter – page 1.

To consider and, if thought fit, to pass the following resolutions as special resolutions:

9 THAT the authority conferred on the Directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period ending on the date of the Company's Annual General Meeting in 2004 or on 23 July 2004, whichever is the earlier, and that for such period the Section 89 amount shall be £945,825. See Chairman's letter – page 2.

10 THAT pursuant to Article 6 of the Articles of Association of the Company, general and unconditional authority be given for the purpose of Section 166 of the Companies Act 1985 for market purchases (as defined in Section 163 of the said Act) by the Company of ordinary shares of 1p each in the capital of the Company, provided that:

(a) the maximum number of ordinary shares which may be purchased shall be 189,165,013;

(b) the minimum price which may be paid for each ordinary share shall be 1p;

(c) the maximum price which may be paid for each ordinary share shall be 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the Stock Exchange Daily Official List on the five business days immediately preceding the date on which such share is contracted to be purchased;

(d) this authority shall expire on the date of the Annual General Meeting next following the date of the passing of this resolution or 23 July 2004, whichever is the earlier (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be implemented wholly or partly after such expiry). See Chairman's letter – page 2.

By Order of the Board



Richard Malthouse
Group Secretary
24 March 2003

Registered Office
The Adelphi
1-11 John Adam Street
London WC2N 6HJ

Notes:

1. A Shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy or proxies to attend and vote in his or her place. A proxy need not be a member of the Company. A form of proxy for this purpose is enclosed.

2. To be effective, the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be deposited at the offices of the Registrar of the Company not less than 48 hours before the time for holding the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) for the taking of the poll at which it is to be used.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those Shareholders registered on the register of members of the Company as at 6.00pm on 22 April 2003 will be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 6.00pm on 22 April 2003 will be disregarded in determining the rights of any person to attend or vote at the AGM.

4. The register of Directors' interests, showing any transactions of Directors and of their family interests in the share capital of the Company and its subsidiaries and copies of all contracts of service of the Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting for fifteen minutes prior to and during the AGM.

5. Although this notice is sent to US resident holders of options granted under the Company's executive share option schemes and the US Stock Purchase Plan, only holders of ordinary shares (or their proxies) are entitled to attend or vote at the AGM.


Cookson

Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ
Tel: +44 (0)20 7766 4500
Fax: +44 (0)20 7747 6600

www.cooksongroup.co.uk
Registered in England & Wales No. 251977



Anthony Alexander
Senior non-executive Director

Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ
Tel +44(0)20 7766 4500
Fax +44(0)20 7747 6600
www.cooksongroup.co.uk

24 March 2003

Dear Shareholder

Appointment of New Directors

As you will read in the enclosed Annual Review 2002, Sir Bryan Nicholson is to retire as Chairman at the close of the Annual General Meeting on 24 April 2003, and Richard Haythornthwaite will also retire as a non-executive Director at that time.

On 6 March, after the Annual Review and Annual Report & Accounts went to print, we announced two Board appointments as replacements.

Mr Robert Beeston

Mr Robert Beeston (61) is proposed to succeed Sir Bryan Nicholson as Chairman. He joins the Board as a non-executive Director on 1 April, and, if elected, will become Chairman with effect from the close of the Annual General Meeting.

From 1992 until December 2002, Mr Beeston was Chief Executive Officer of FKI plc, the £1.6bn turnover international engineering group.

Having begun his career as an apprentice with Dowty Group in 1960, he has a long and distinguished record in the engineering sector. He spent eighteen years with Dowty Group holding a number of management positions, primarily in manufacturing, before joining John Brown Plastics Machinery (UK) Ltd as Managing Director in 1978. In 1985, he was appointed Managing Director of BTR Valve Group, a position he held for six years before joining FKI plc as Chief Executive Officer in 1992.

During his tenure at FKI plc, the business was successfully restructured into four divisions, each commanding a leading position in their global markets and produced an impressive record of strong cash flow and dividend growth.

He is a non-executive director, and Chairman of the Remuneration Committee of D S Smith Plc, the international packaging and office products group.

The Board is delighted that Mr Beeston has agreed to become Cookson's Chairman.

Mr Kent Atkinson

Mr Kent Atkinson (57) is to join the Board as a non-executive Director, also with effect from 1 April.

Mr Atkinson was Group Finance Director of Lloyds TSB Group plc for eight years from 1994 until June 2002. He remains on the Board of Lloyds TSB Group plc as a non-executive director.

He is senior non-executive director and Chairman of the Audit Committee of Coca-Cola HBC SA, roles he has held since May 1998. He joined the Boards of Marconi plc and Marconi Corporation in December 2002 to assist them in their restructuring, in both cases as non-executive director and Chairman of the Audit Committee.

It is intended that Mr Atkinson will, if elected and after a period of induction, be appointed as Chairman of the Audit Committee.

We are very fortunate to have someone of Mr Atkinson's calibre and experience joining our Board. In particular, his strong financial background makes him ideally suited to take on the increasingly demanding role of Audit Committee Chairman.

In accordance with the Articles of Association of the Company, both Mr Beeston and Mr Atkinson stand for election at the forthcoming Annual General Meeting.

On behalf of my fellow Directors, I would like to take this opportunity to express sincere thanks to Sir Bryan Nicholson for his guidance and unwavering support during his five years as Chairman. His contribution to Cookson's affairs has been invaluable and we wish him well in his continuing roles as Chairman of the Financial Reporting Council and the Council of the Open University.

We are also very grateful to Rick Haythornthwaite for his highly valued contribution to Cookson's affairs during his term as a non-executive Director.

We have always been fortunate to have had strong representation at Chairman and non-executive Director level, and these new appointments continue that trend. I believe that they represent unqualified good news for Cookson.

Yours sincerely



Anthony Alexander
Senior non-executive Director